1/23

Follow-Up Materials

03003625

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peninsular Oriental Steam Navigation Co.

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2083 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/5/03

Annual Report and Accounts 2000

P&O



The Peninsular and Oriental Steam Navigation Company
Incorporated by Royal Charter with limited liability,
company number Z73

Annual Report and Accounts
for the year ended 31 December 2000

Contents

1 Successful demerger of the cruises business to form P&O Princess Cruises

2 Turnover from continuing operations up 13%

3 Operating profit from continuing operations up 12%

4 Pre-tax profit before exceptionals up 12%

Highlights

5 Pro forma EPS up for the fourth consecutive year

6 Group final dividend of 9p

7 Ports operating profit up 40%

8 Strong results from cold and contract logistics

9 Major turnround for P&O Nedlloyd and bulk shipping

10 Continued investment in fast growing high return businesses

Pro forma EPS before exceptionals


30p
25p
20p
15p
10p
5p
0p
21.4
23.5
25.1
28.5
1997
1998
1999
2000

Pro forma highlights

	2000 £m	1999 £m	Percentage change
Turnover from continuing operations	**4,393.5**	3,877.9	13%
Operating profit from continuing operations	**365.3**	326.8	12%
Pre-tax profit before exceptionals	**269.1**	239.5	12%

Pro forma earnings before exceptionals


£250m
£200m
£150m
£100m
£50m
£0m
131.2
149.4
164.9
191.5
1997
1998
1999
2000

Group net operating assets at 31 December 2000


Property 25%
Ports 25%
Bulk Shipping 6%
Ferries 12%
P&O Nedlloyd 22%
Logistics 10%

These figures exclude the contribution of the Group's cruises business which was demerged on 23 October 2000

Results

Following the demerger of the cruises business last October, our results have been prepared on a pro forma basis excluding the cruises contribution as well as on a statutory basis. The pro forma results show that operating profit from continuing businesses increased by 12% to £365.3 million (1999 £326.8 million). This strong result was despite reduced rental income following the sale of £600 million of investment property and a £100 million additional cost of fuel.

After net interest of £96.2 million (1999 £127.5 million) and allowing for discontinued operations (1999 £40.2 million), pre-tax profit before exceptionals increased by 12% to £269.1 million (1999 £239.5 million). Pre-exceptional earnings per share increased by 14%, to 28.5p (1999 25.1p).

Operating cash flow before dividends from joint ventures increased by 15% to £389.2 million (1999 £337.3 million) reflecting the strong operating performance. On a fully consolidated basis and after the cruises demerger costs, the increase in net cash flow lead to a reduction in net borrowings of 23% to £1,025.4 million (1999 £1,335.9 million). With gearing of 62% at the end of 2000, we are well positioned to pursue further growth opportunities.

Dividend

Your Board recommends a final dividend of 9 pence per £1 nominal of deferred stock. This will be the first dividend we have declared following the demerger of our cruises business. It is in line with what we said at the time of last year's Preliminary

Chairman's Statement



The new ferry *European Causeway* successfully entered service in August 2000 on the Irish Sea cutting the conventional journey time by over 20%

Results. The dividend will be paid on 5 June 2001 to deferred stockholders on the register at the close of business on 30 March 2001.

The Board's policy is for future dividends to reflect the growth opportunities and capital requirements of the business as well as the level of profitability. The ratio of the interim to the final dividend will be approximately 1:2, in line with the seasonality of earnings.

Strategic direction

Our key strategic achievement of 2000 was the successful demerger of the cruises business to form a separate listed company, P&O Princess Cruises. Despite the complexity of the transaction it proceeded according to the schedule announced at the beginning of the year and was completed on target in October.

2000 also saw two other major corporate transactions. The first was the sale of £600 million of investment property in the first half of the year. This brings the total sales of investment property in the last five years to approximately £1.5 billion and substantially concludes P&O's move out of this business.

The second transaction was the sale at the end of the year of 50% of our bulk shipping business, Associated Bulk Carriers (ABC). The remaining 50% is now part of a larger, externally managed company. P&O's investment will continue to reduce. In the meantime, synergies have been created through this further consolidation and over half of ABC's 2001 capacity has been fixed at rates in line with the average for 2000.

These major steps maintain the pace and commitment of P&O to its strategic development. At the same time, we have continued to invest in our fastest growing activities. From 11 diverse business streams five years ago, P&O is now focused on just two closely related sectors – logistics and transport. The businesses partner each other in winning contracts, they trade with each other and they have overlapping customers. They have strong market positions and good growth opportunities, and are united by the P&O brand. Our strategic intent is clear: **to use our brand, global presence and management skills to achieve world class operational and financial performance in logistics and transport.**

Looking ahead, a major strategic objective is to carry the P&O Nedlloyd joint venture to the next stage. The result for 2000 is much improved. The outlook for P&O Nedlloyd is positive and will be further strengthened by continuing industry consolidation in which it will play a full part. Optimising the long term value for P&O stockholders, while bearing in mind the synergies with Ports, will be the key to deciding the level of our future commitment.

The rapid pace of development of Ports will be maintained. P&O is a world leader in this business. As the portfolio has grown so have the opportunities for exploiting the economies of scale. These range from more efficient purchasing to improved yield management and common systems.

In Contract and Cold Logistics, we have grown a business that stands comparison with the leaders in the sector. The market footprint covers the whole of Europe, the US and



Lord Sterling visiting Container Terminals Australia Limited in Botany Bay in December 2000

Australasia. Further profitable growth opportunities are being actively considered.

A step change has taken place in the ferry industry with the abolition of the duty free concession. Further consolidation is required. P&O, with one of the strongest brands in Europe, is well placed to play a leading role. At the same time we will drive the business hard to maximise revenues and reduce costs.

Community and the environment
P&O is dedicated to providing service and to meeting the needs of our customers. We recognise that wherever we operate in the world we do so as part of a wider community. In continuing to serve these communities we believe we have a responsibility to contribute towards their development.

During 2000, charitable donations to educational and maritime projects were given a high priority, as has been the case for several years. Our financial donation does not, however, record the amount of invaluable time and direct assistance given by our employees around the globe to individual projects from disaster aid to book donations.

We have developed extensive environmental management systems in all our companies. We have set specific targets for achievement and wherever possible these have been quantified. We are determined to build on this. Public reporting of our environmental performance is now well established and we produced our third bi-annual Group Environmental Report in May 2000.

qualifications.

We are committed to ensuring that all of our employees can benefit from the company's performance and achievements in future. We are reviewing our share ownership and profit share schemes, taking account of recent changes in UK legislation.

P&O is committed to keeping employees throughout the company informed of our performance and development. We took a further step in this process in 2000 with the establishment of a European Forum for information and consultation on transnational issues. The Forum brings together management and employee representatives from 10 European countries in which we operate. Meetings take place bi-annually, the first two having been in July and November 2000.

The Board
We announced, at the time, the changes to the Board arising from the demerger of P&O Princess Cruises. I was also pleased to announce the appointment of our new Finance Director, Joanne Curin, who previously had financial responsibility for P&O Ports and P&O Cold Logistics.

Earlier this year I had the pleasure of welcoming onto the Board Douglas Anderson, Managing Director of P&O Ports, and Charles Rice, Managing Director of P&O Trans European (Holdings) Ltd, together with Michael Everard, Chairman of F T Everard & Sons Ltd, who became a non-executive director.

Lord Hambro will be retiring from the Board as a non-executive

Chairman's Statement

Employees
The strength of our results this year reflects great credit on our employees. Despite the demerger, which was a major historic change in the structure of P&O, and our other corporate developments, each business has continued to improve service, win new customers, increase revenues and drive down costs. It is our employees who have delivered this.

Training and development are key issues for any company. They are particularly important for P&O as we vigorously pursue our moves towards world class performance in logistics and transport. We are carrying out a Group wide review of our current arrangements. These need to change to reflect our new structure and the requirement to manage the Group more tightly and with a single focus.

We have taken a leading role in the national initiative to raise awareness of the need for more young people to make seafaring their career choice. Our shipping companies have substantially increased both their intake of officer cadets and also the number of ratings on training courses geared towards obtaining officer


Christian Dior
cacharel
The very latest in ferry on-board shopping



Tailored logistics solutions underpin £80m of new contract wins by P&O Trans European

director after this year's Annual General Meeting. I should like to pay tribute to his splendid contribution on a wide range of issues. My Board colleagues and I have benefited greatly from his wise counsel. Lord Hambro has taken a close interest in P&O's fortunes over many years and I would like to record my own gratitude as well as that of all my colleagues.

With the new executive appointments to the Board and Lord Hambro's retirement, we shall be looking to appoint two new non-executive directors.

Outlook

2001 has started well. Our key logistics businesses – Ports, Cold and Contract – have strong market positions with good growth prospects. We will take vigorous action in response to the changes in the ferry industry. The outlook for P&O Nedlloyd is positive. Property development and bulk shipping are also experiencing sound trading conditions.

We are committed to driving world class financial and operational performance from each of our businesses. The brand is well known and the company has a global presence. With a more focused group of businesses, the company is being managed more closely and the opportunities to leverage further growth will be maximised. The cash flow and balance sheet are strong. Considerable progress has been made in 2000 and we will take further major steps in 2001.

The Lord Sterling of Plaistow CBE
Chairman
15 March 2001



P&O will use its brand, global presence and management skills to achieve world class operational and financial performance in logistics and transport



Managing Director's Report

The new P&O

The corporate restructuring of the last five years, leading up to the demerger of P&O Princess Cruises in October, provided the opportunity for a reassessment of the way that we run the company. With the previous 11 separate business streams, the synergies and overlaps were limited and it made sense for each business to be given a large measure of autonomy. In the new structure, where we have just two main areas of activity – logistics and transport – we can go much further and the corporate centre can make a much greater contribution to the detailed operations of the businesses.

We have established a new executive committee that brings together all of our heads of business every month to review performance, examine major capital projects, discuss new opportunities, and to look at how to maximise the benefits of running our business as a single entity. We have appointed our first Chief Information Officer, Jonathan Ladd. He is responsible for our e-business direction and strategy both within individual businesses and overall. We have also established a new post of Group Director of Procurement to which we have appointed Geoff Newton. He and his team are working across our businesses to integrate procurement for P&O as a whole.

There are key strengths embodied within P&O:

- we have a **global** presence and brand;
- we have excellent **growth** opportunities;
- we are committed to the highest levels of customer **service**;
- we have market **leading** businesses; and
- we always seek an **innovative** approach.

In addition we can now manage the company in a different way. We can focus on customers across all of our businesses and how best to meet their requirements utilising our global supply chain management skills. Capital allocation decisions fully reflect priorities across the Group. We can achieve greater cost savings. Above all, we can drive performance to a much greater degree than was previously possible.

With a narrower range of businesses we are also much better able to exploit synergies. This is not limited to the physical supply chain. P&O is substantially increasing its focus on the information market that is emerging to service this. P&O is now a key player in collaborative ventures which are investing in excess of US$100 million in services and products for the supply chain information market. This will enable us to protect and enhance the value of our existing operations servicing global supply chains and to ensure we are at least as significant a player in this emerging information market as we are in the physical supply chain.



Commencing in April 1999, Nhava Sheva has developed rapidly to become India's leading container terminal

Ports

P&O Ports had an excellent year with operating profit of £102.5 million, 40% up on 1999 (£73.1 million). Return on capital employed was 13%. Container throughput grew strongly in 2000 to reach 8,283,000 TEU, exceeding the projections at this time last year. Compared to 1999 throughput increased by 45% of which 16% was organic and 29% from acquisitions.

This high level of growth partly reflects the general increase in world trade in 2000 but also the strategic location of P&O's terminals and their rapid expansion following new investment. Looking ahead, there is little sign of the current US slowdown having any effect on P&O's worldwide throughput. P&O is the most widespread of the world's major terminal operators with 29 container terminals in 16 countries. Given this spread and also the local trading conditions of each terminal, the risk from a downturn in any one region is limited. For 2001, we are therefore anticipating similar overall levels of organic growth to 2000.

Acquisitions concluded during the year included Gulf Services in the US and Seaport and ACT in Antwerp. The purchase of TPA in Buenos Aires awaits clearance from the competition authorities. Major new terminal concessions acquired during 2000 included New Jersey and New Orleans in the US, Qingdao in China, a new development at Antwerp and Shell Haven in the UK. In Australia, productivity increased substantially in 2000 but there is still scope for further improvement.



Sir Bruce MacPhail, Managing Director, P&O


Global

Total capital expenditure on acquisitions and new facilities was approximately £200 million. A number of new investment opportunities are under active consideration in Asia, the Americas and Europe.

Impressive throughput growth continues in China. The key South China port of Shekou is being expanded to double its capacity to approximately 1.6m TEU by the end of 2002. In Qingdao the new 1m TEU joint venture development between P&O Ports and the Qingdao Port Authority commenced trading in July 2000. It is well positioned to capture the expected container throughput growth of the region as the old Qingdao port approaches capacity. The new terminal is expected to reach capacity by 2005, after which the joint venture has options over the next phase of development.

In India, Nhava Sheva continues to perform well ahead of expectations. Commencing operations in April 1999, by December 2000 throughput had reached an annualised rate of 780,000 TEU. This made it the market leader in Mumbai, the largest container port in India. In Sri Lanka productivity under our management at South Asian Gateway Terminal has improved dramatically despite only one third of the previous yard and berth space being currently available whilst the terminal is redeveloped.

ATI in Manila had a good year with increased volumes and tariffs. The associated logistics business also performed well.



Rapid installation of the latest IT systems helps to make P&O Ports a world leader in container terminal development

A 49% share of a major new terminal was acquired at Surabaya, Indonesia in May 1999. Despite a challenging political environment during 2000, a 30% increase in tariffs was achieved from the final quarter. It has made a good start to 2001.

P&O Ports North America, which was formed following the acquisitions of ITO, Gulf Services and Fairway Terminals, is performing strongly. Port Newark Container Terminal, a joint venture with P&O Nedlloyd, was awarded a 30 year lease for a 158 acre terminal in the Port of New York and New Jersey in October. Throughput at the terminal has been ahead of expectations. The US$150 million redevelopment of the terminal, which will increase its capacity to 1m TEU, will be substantially completed in 2001.

	P&O Ports	£m
Turnover	**2000**	**531.6**
	1999	368.2
Operating profit	**2000**	**102.5**
	1999	73.1
Net operating assets	**2000**	**857.7**
	1999	672.2

In New Orleans the integration of the separately acquired terminal businesses has been successfully completed resulting in enhanced operating performance and results. P&O Ports has been awarded an extension to its river terminal at Napoleon Avenue which will result in increased capacity from 2002 while maintaining P&O's leading market position.

In Argentina the acquisition of TPA, the adjacent terminal to TRP in Buenos Aires, was completed during the year subject to final anti-trust approval. Whilst recent throughput growth in Buenos Aires has reflected the weaker economic performance of Argentina, the acquisition of TPA increases the capacity of P&O Ports' operations in the port. The merging of the two terminals into one business will also result in operational efficiencies.

In the UK, Southampton Container Terminal handled more than 1m TEU for the first time in 2000 and is forecasting continued throughput growth for 2001. The construction of the second river berth at Tilbury is on schedule for completion in the third quarter 2001. The process for achieving approvals for the re-development of London Gateway, previously Shell Haven, is underway. Agreement in principle was reached with Jacobs Holdings for them to transfer their ro-ro operations from Thames Europort to Shell Haven, thereby adding to the development of



A number of new container terminal investments are under consideration in Asia, the Americas and Europe

Global

TEU throughput

TEU 000s	1998	1999	**2000**
Asia	1,271	2,522	**3,815**
Americas	490	803	**1,536**
Europe	1,068	1,195	**1,742**
ANZ	1,307	1,192	**1,190**
Total	4,136	5,712	**8,283**



Shell Haven as a logistics hub.

The acquisition in May of the terminal business of Seaport in Antwerp has been supplemented by the purchase in November of Antwerp Combined Terminals (ACT), Antwerp's largest general cargo stevedore. In a joint venture with P&O Nedlloyd and Duisport, P&O Ports was awarded in June a 50 year concession for a 1m TEU terminal which will commence operations in 2003.

Productivity on the Australian waterfront improved substantially during 2000. We are not yet satisfied, however, with the current performance of the P&O facilities both for containers and bulk and general. We are determined to secure a significant improvement in 2001.

Maritime Services had a very good year with market conditions much improved in the offshore sector. High oil prices prompting increased exploration led to improved results with the offshore fleet fully committed. Two substantial new vessels have been ordered against committed contracts in the international resource sector supporting further optimism for the future. In the Government Science and Research Support field an extension to the charter contract with the Australian Antarctic Division was won as was a five year contract with the Australian Maritime Safety Authority for the maintenance of navigation aids around the Australian Coast.





Expansion continued in China with the continued development of the Shekou Port and the addition of a major joint venture at Qingdao

2000 was the first year in which Southampton Container Terminal in the UK handled more than 1m TEU

Growth

		Cold Logistics £m	Trans European £m	Total £m
Turnover	**2000**	**105.8**	**991.0**	**1,096.8**
	1999	85.5	933.8	1,019.3
Operating profit	**2000**	**13.9**	**10.9**	**24.8**
	1999	9.0	13.3	22.3
Net operating assets	**2000**	**160.0**	**186.3**	**346.3**
	1999	97.4	173.3	270.7

Logistics

Cold Logistics achieved an excellent result with operating profit of £13.9 million, 54% up on 1999 (£9.0 million). The significant majority of this increase was from organic growth. Return on capital employed was 11%.

Cold Logistics continued to consolidate its position as one of the world's leading international operators in the provision of temperature controlled product storage, inventory control and distribution. Fuelled by strong organic growth internationally and strategic acquisitions in the United States and South America, we have strengthened our leading market positions in the United States, Australia, New Zealand and Argentina whilst entering the Brazilian market. The operations are underpinned by industry leading IT systems and proven management experience. Long term relationships have been developed with major food manufacturers and retailers with the continuing emergence of global relationships being a feature of the past year.

Over half of the operating profit now comes from the US where the implementation of P&O's business model and IT systems have proved particularly successful. During 2000, Cold Logistics acquired the assets of Texas Freezer Company in Dallas and Laporte Cold Storage in Houston. Existing facilities were also expanded with operations commencing in a facility serving Unilever at Henderson in Nevada. Additionally from the same location a large meat programme for the Central and Eastern States for Sam's Clubs was also established. Other developments in Texas, including the opening of a new extension in San Antonio, strengthened the market presence in the three



With more than 300 million cartons distributed per annum, P&O Cold Logistics is now one of the world's leading providers of cold chain logistics



P&O Cold Logistics' proprietary software provides customers with real time access to supply chain information enabling them to maintain tight control over inventory levels


04
05
Castrol
Castrol
Castrol

Growth


P&O

The pan-European coverage of P&O Trans European was enhanced by the addition of new logistics hubs in Italy, Spain and Germany

State of the art automated warehousing and integrated systems support P&O Trans European's core areas of focus: the petrochemical, automotive, industrial, and consumer goods sectors

major urban areas in the State. In Utah, an additional facility was introduced in Salt Lake City.

In Australasia, the company extended services to manufacturers and the food service sectors, gaining major new customers: Burger King, Crisco Hampers and Berri Juices. In New Zealand a new facility has opened in Palmerston North to service a major retailer and manufacturers. In this market the company benefited from a wide range of new business opportunities which led to achieving improved returns and high occupancy.

In what is currently the smallest market for P&O, South America, the result was not as strong but the future prospects are encouraging. Capacity was increased in Argentina with the acquisition of a significant competitor, which is being successfully integrated. A major new contract was secured with Unilever. In Brazil a new joint venture commenced operations. This represents our first entry into the largest market in South America.

Within P&O Trans European, Contract Logistics achieved a good result. Operating profit was £12.9 million, 17% up on 1999 (£11.0 million). The margin on turnover was approximately 2% and the turnover:asset ratio was over 5:1. Contract Logistics has a genuinely pan-European coverage that is one of the best in the sector and a scale that matches that of similar operators. This was further strengthened during 2000 by additional investments in Spain, Germany and Italy. Gross annual contract wins during 2000 totalled £80 million and included major new contracts for Dow Chemicals, New Holland, Electrolux, Fujitsu and Corus.

The Unit Loads business of P&O Trans European had an operating loss of £2.0 million (1999 £2.3 million profit). The strength of Sterling against the Euro resulted in not only a translation effect but also a decline in UK exports. Significant restructuring and cost reductions were made during the year. The business is now benefiting from these measures as well as a stronger Euro. It will continue its repositioning from trucking to freight management.

Restructuring costs charged against total operating profit for P&O Trans European were £2 million. The division was generally successful in recovering higher fuel costs from customers, but with a time-lag for negotiation. This time-lag affected profits by approximately a further £2 million in the year, mainly in Unit Loads.

Service



Total on board spend per ferry passenger reached record levels during 2000

	Ferries	£m
Turnover	**2000**	**433.4**
	1999	433.2
Operating profit	**2000**	**20.1**
	1999	60.0
Net operating assets	**2000**	**432.8**
	1999	416.6

Ferries

As expected, Ferries' operating profit of £20.1 million was considerably lower than the previous year's £60.0 million. The main reason was that 2000 was the first full year without the duty free concession. In addition, fuel prices were approximately 75% higher which cost an extra £21 million.

P&O's 60% share of the operating profit for P&O Stena Line was £22.5 million (1999 £40.4 million). Return on capital employed was 12%. Although the total short sea freight market grew by 12%, P&O Stena Line's carryings fell slightly as a result of additional capacity introduced by other operators. The company also sought to keep rates firm rather than maintain market share, with the result that P&O Stena Line's average freight rate was higher than in the previous year. Tourist vehicle rates increased as well. As a result, and also because of the reduced promotional offers following the abolition of duty free, the overall tourist vehicle market declined as did P&O Stena Line's carryings. Although margins were much lower following the abolition of duty free, gross on board sales per passenger increased steadily through the year to exceed those at the end of 1999.

In our other ferries businesses, the profits made on the North Sea, the Irish Sea and in Scotland were more than offset by

Langan's Brasserie now features on all P&O Stena Line ships on the Dover/ Calais route


Langan's Brasserie
Langan's



losses on the Western Channel. Higher fuel prices resulted in an extra £17 million of costs. P&O's freight carryings and rates were in line with the previous year while tourist vehicle carryings remained broadly constant and rates were firm. We are committed to achieving significant improvements in 2001 and will drive the business hard to achieve this. As the full effects of the abolition of duty free become apparent, it is clear that industry consolidation is required. P&O, as a market leader, is well placed to play a key role.

On the North Sea, the 60,600 grt cruiseferry, *Pride of Rotterdam*, will be delivered by the Italian shipbuilder, Fincantieri, in April this year and will be the largest ferry in the world. She will be joined on the Hull/Rotterdam route in November this year by her sister ship, *Pride of Hull*. Each of these ships will have the capacity to carry 1,360 passengers all with cabins, 400 freight units and 250 cars. They will replace four ships currently on the route, thereby achieving cost savings.

During the year two new ships were delivered from Mitsubishi in Japan for the Irish Sea routes. *European Causeway*, which can carry 410 passengers and 107 trailers, is now in operation between Cairnryan and Larne and *European Ambassador*, which is slightly larger, is in operation on the Liverpool/Dublin route. A sister ship to *European Causeway* has now been ordered from Mitsubishi and will be delivered in 2002. They are also replacing older ships.

Service

The services from Portsmouth to Le Havre, Cherbourg and Bilbao recorded an unsatisfactory result due to continuing overcapacity in the Western Channel. P&O Scottish Ferries operates the lifeline services from the Scottish mainland to the Orkney and Shetland Islands. The result for the year was satisfactory. The contract with the Scottish Executive to operate these routes will pass to another operator in October 2002.

The division also includes Three Quays International which offers marine consultancy services and, in particular, ship design project management, electronic design engineering and safety services. The company's voyage event recorder or 'black box' is being marketed widely. The result for the year was good.


P&O North Sea Ferries
TICKET HOLDERS
LETTERS AND VOUCHERS
RECEPTION
ALL PAYMENTS

The latest in check-in procedures are being further enhanced by internet booking facilities



In April 2001 the *Pride of Rotterdam* will be launched on the Hull to Rotterdam route, capable of carrying 400 freight units, she will be the largest ferry in the world


Leading
P&O

P&O Nedlloyd

The operating profit attributable to P&O's 50% share of the joint venture was £66.2 million, a record result and a major turnround compared to 1999 (£1.0 million). This was despite additional fuel costs of £102 million, or £51 million for P&O's share. P&O Nedlloyd's return on capital employed was 9%.

P&O Nedlloyd is now the world's second largest container carrier by capacity. It operates 138 vessels totalling 343,000 TEU, with a global liner network of 70 routes and 250 direct call ports.

During 2000 P&O Nedlloyd benefited from the favourable strong growth in cargo movements and a high level of utilisation at over 85%. Freight rates increased, notably on the Europe-Asia trades. The cost savings programme proceeded apace, significantly offsetting the additional fuel costs. There were major enhancements to P&O Nedlloyd's global logistics services. A number of e-commerce and other systems improvements were made, including the establishment with other leading lines of a common portal 'INTTRA'.

Major service improvements during the year included the introduction of a new North Atlantic service. Costs of the network benefited from the introduction of a number of modern vessels, including eight new East-West ships, enabling some older, less economic ships to be withdrawn.

Other developments included the purchase of the interests of Farrell Lines in the US East Coast-Mediterranean trade, and of Harrison Lines' rights in the Europe-Caribbean market. The former Farrell Lines operation has dovetailed well with P&O Nedlloyd's services. A new terminal development in New York, jointly with P&O Ports, servicing Grand Alliance routes commenced operation in July. Agreement was also reached to develop a new terminal for P&O Nedlloyd services in Rotterdam. Further developments are planned in Antwerp with P&O Ports and in South Africa.

2001 and 2002 are expected to see continued good growth in container shipping demand although the precise level will depend on what happens with the US economy. P&O Nedlloyd is relatively less exposed to the US trades given its global network. In particular, it has a small market share on the Trans-Pacific routes. The current cost savings programme is moving strongly ahead and further programmes totalling approximately US $200 million are planned for 2002 and 2003. New 'smart' improvements are being made to the company's processes and products. The outlook for P&O Nedlloyd is therefore positive.

In 2000 P&O Nedlloyd recorded its best ever performance since the joint venture began

Bulk Shipping

Associated Bulk Carriers (ABC) achieved a sharply improved result with operating profit of £17.8 million (1999 loss of £20.2 million). The net revenue per day was approximately $17,000 (1999 approximately $10,000).

ABC started 2000 as a joint venture with the Chinese concern, Shougang. During the year we bought out Shougang's interest and subsequently sold 50% to Eurotower Holdings who merged ABC with their own fleet. The operational management was also transferred out of P&O. The new company has achieved cost savings and is expected to generate strong cashflow. It will have greater resilience to market fluctuations and will be able to provide an enhanced service to customers. The loyalty and commitment of the ABC staff throughout this period has been exemplary.

The trading conditions in 2001 are favourable and the supply/demand trend looking ahead is positive. The new company already has over 50% contract cover for this year. P&O's investment will continue to reduce.

	P&O Nedlloyd	£m
Operating profit	**2000**	**66.2**
	1999	1.0
Net operating assets	**2000**	**760.8**
	1999	694.5


AD
AE

P&O Nedlloyd and P&O Trans European are able to join forces to offer customers global logistics packages



Innovative

Property

Property development had another strong year with an operating profit of £116.2 million (1999 £109.7 million). In the USA, the business parks in Atlanta and Denver performed well with record results from Denver. Boston also produced excellent results on the back of rising rental rates and two sales to adjoining owners. Overall some 250 acres of land were sold during the year, together with 1.4m sq. ft. of commercial/office buildings.

All the company's remaining developments in Canada are now contracted for sale. The completion of the 5,000 home residential community and 250 acre commercial/industrial estate at Douglasdale, Calgary, is in sight and the remaining development land near Vancouver has recently received planning approval to enable a sale to take place.

In Germany, our Hamburg waterfront joint venture leased another 175,000 sq. ft. with strong interest in the remaining space. The final phase of this 1m sq. ft. development started construction during the year. An office development at Wiesbaden also in joint venture was sold at a profit.

UK property development had a good year. Good progress was made on predevelopment and planning at the proposed covered shopping centre at Plymouth and at our six acre mixed use development adjoining King's Cross Station. A development agreement for 1,500 acres of land at Shell Haven on the Thames Estuary was signed earlier in the year in conjunction with P&O Ports. A number of developments were sold, some substantially above book value, including Towers 2000 Business Park near Manchester and our residual interest in Carlton House Terrace in the West End of London.

2000 saw the disposal of substantially all of our investment property portfolio. Approximately 130 properties with 2,000 tenants were sold at above book value. The sale of our jointly owned office block in Dublin was also completed. Our UK property management is being restructured to look after the residual portfolio



P&O Ports and P&O Developments signed an agreement with Shell to develop a major logistics hub at the disused Shell Haven oil-refinery in Essex



P&O Developments are working closely with English Heritage and others to regenerate sympathetically a 19th Century development in King's Cross, London

which is predominantly properties occupied by operating companies. I should like to record our thanks to all of our P&O Properties staff for their hard work and contribution throughout the sale process. They have achieved a lot for the company.

There continue to be significant opportunities for further profits from Property development. Following the major disposal of investment property in 2000, rental income will of course be considerably less.

Sir Bruce MacPhail
Managing Director
15 March 2001



Board of directors

The directors of the Company at the date of this report are:

The Lord Sterling of Plaistow CBE#
66; Appointed to the Board on 6 February 1980; Chairman since 1983; Chairman of P&O Princess Cruises plc.

Sir Bruce MacPhail #§
61; Appointed to the Board on 5 October 1983; Managing Director since 1985; Non-executive director of Chelsfield Plc.

Douglas Anderson
55; Appointed to the Board on 1 January 2001; Managing Director of P&O Ports since 1999; joined P&O Australia Ltd in 1966; appointed a director of P&O Australia Ltd in 1979, its Finance Director in 1985, its Assistant Managing Director in 1990 and its Deputy Managing Director in 1998.

Sir John Collins †#§
59; Non-executive director since 10 June 1998; Group Chief Executive of the Vestey Group; Director of the London Symphony Orchestra; Non-executive director of NM Rothschild & Sons.

Joanne Curin §
42; Appointed to the Board on 23 October 2000; Finance Director; joined P&O Australia Ltd in 1998 as Finance Director with finance responsibility for P&O Ports and P&O Cold Logistics; previously a director of Carter Holt Harvey (1994-1998) and of Kelt Energy Plc (1991-1994) with finance, corporate development and investor relations responsibilities.

Graeme Dunlop
58; Appointed to the Board on 6 February 1991; Chairman and Managing Director of P&O Ferries Ltd; Chairman of P&O Trans European (Holdings) Ltd; President of the Chamber of Shipping 1999/2000; joined P&O in 1964.

Michael Everard*
52; Non-executive director since 1 January 2001; Chairman of F T Everard & Sons Ltd; President Designate of The Baltic & International Maritime Council; a member of the executive Board of Lloyd's Register of Shipping; Vice Chairman of the Council and Chairman of the Executive Committee of the Mission to Seafarers; Past President of the Chamber of Shipping.

Rodney Galpin *†#
69; Non-executive director since 18 January 1996; Chairman of ALPHA Airports Group Plc; Director of Abbey National Treasury Services plc and Ascot plc.

Michael Gradon
41; Appointed to the Board on 10 June 1998; Legal Director and Company Secretary; joined the Company in 1986; appointed Head of the Group Legal Department in 1991; appointed Group Legal Director in 1994 and Company Secretary in 1996.

The Lord Hambro of Dixton and Dumbleton *†#
70; Non-executive director since 1 January 1987; Senior non-executive director. Past Chairman of Hambros Bank PLC and Guardian Royal Exchange Assurance plc

Richard Hein
65; Appointed to the Board on 1 January 1998; Chairman and Managing Director of P&O Australia Ltd and Chairman of P&O Ports and P&O Cold Logistics since 1998; joined P&O Australia Ltd in 1963; appointed a director of P&O Australia Ltd in 1970; Managing Director of P&O Australia Ltd in 1990; Non-executive director of HSBC Bank Australia Ltd, APS Chemicals Ltd and P&O Cruises Australia Ltd.

Charles Rice
47; Appointed to the Board on 7 February 2001; Managing Director of P&O Trans European (Holdings) Ltd since 1996; joined Overseas Containers Ltd, now part of P&O Nedlloyd, in 1974; transferred to P&O's logistics and distribution division, now P&O Trans European in 1989; appointed Managing Director of P&O Trans European Germany in 1992.

Peter Smith
49; Appointed to the Board on 1 January 2000; Director for Communications and Strategy; joined P&O in 1994; formerly Principal Private Secretary to the Secretary of State for Trade and Industry.

Robert Woods
54; Appointed to the Board on 18 January 1996; Managing Director of P&O Nedlloyd Container Line Ltd since 1998; Chairman of Southampton Container Terminals Ltd; joined P&O in 1971; joined Overseas Containers Ltd in 1980 and appointed Managing Director of P&O Containers Ltd in 1990; appointed Joint Managing Director of P&O Nedlloyd Container Line Ltd in 1997.

* Member of the audit committee
(Chairman: Rodney Galpin)
† Member of the remuneration committee
(Chairman: Sir John Collins)
\# Member of the nomination committee
(Chairman: Lord Sterling)
§ Member of the risk management committee
(Chairman: Sir John Collins)

Tim Harding retired as a director on 30 April 2000. Tim Harris resigned as a director on 9 May 2000 and Peter Foy, Baroness Hogg, Nick Luff and Peter Ratcliffe resigned as directors upon the demerger of the Group's cruise business, on 23 October 2000. Joanne Curin was appointed a director on 23 October 2000, Douglas Anderson and Michael Everard were appointed directors on 1 January 2001 and Charles Rice was appointed a director on 7 February 2001; in accordance with the regulations of the Company they will retire at the forthcoming annual general meeting and being eligible will offer themselves for re-election. In accordance with the regulations of the Company, Sir Bruce MacPhail, Michael Gradon and Richard Hein will retire by rotation at the forthcoming annual general meeting and being eligible will offer themselves for re-election.

Left: P&O Ports' ship loading system is used worldwide

Four year financial record

The figures below and those on pages 31 to 39 are pro forma figures. They have been prepared to illustrate the results and state of affairs of the Group excluding the results, cash flows and net assets of the companies transferred to P&O Princess Cruises plc as a result of the demerger of the Group's cruise business. The basis of preparation is set out on page 37. Following the Group's adoption of Financial Reporting Standard 15 and Urgent Issues Task Force abstract 24, certain comparative figures have been restated.

Group profit summary for the years ended 31 December

	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Group turnover				
Continuing operations	2,563.0	2,366.7	2,074.4	2,410.3
Discontinued operations	–	2,464.6	2,714.7	2,489.8
	2,563.0	4,831.3	4,789.1	4,900.1
Total operating profit				
Continuing operations	365.3	326.8	291.8	298.7
Discontinued operations	–	40.2	53.7	83.6
	365.3	367.0	345.5	382.3
Continuing operations				
(Loss)/profit on sale of fixed assets and businesses	(106.4)	(67.3)	(43.6)	102.3
Discontinued operations				
Profit/(loss) on sale of fixed assets and businesses	–	120.9	(3.4)	(19.0)
Profit before interest	258.9	420.6	298.5	465.6
Net interest and similar items	(96.2)	(127.5)	(125.8)	(182.8)
Profit before taxation	162.7	293.1	172.7	282.8
Taxation	(83.7)	(80.7)	(57.0)	(70.0)
Minority interests	(14.1)	(13.7)	(6.0)	(7.4)
Profit for the financial year	64.9	198.7	109.7	205.4
Dividends per £1 nominal of deferred stock	22.5p	33.0p	31.5p	30.5p
Earnings per £1 nominal of deferred stock	9.1p	29.1p	16.1p	32.3p
Headline earnings per £1 nominal of deferred stock	28.5p	25.1p	23.5p	21.4p

Headline earnings for the years ended 31 December

	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Operating profit	365.3	367.0	345.5	382.3
Net interest and similar items	(96.2)	(127.5)	(125.8)	(182.8)
Headline profit	269.1	239.5	219.7	199.5
Amortisation of goodwill	7.6	2.4	0.9	–
Taxation	(67.3)	(55.7)	(57.6)	(53.3)
Equity minority interests	(14.1)	(13.7)	(6.0)	(7.4)
Non-equity dividends	(3.8)	(7.6)	(7.6)	(7.6)
Headline earnings	191.5	164.9	149.4	131.2

Reconciliation of earnings per £1 nominal of deferred stock

	pence	pence	pence	pence
Headline earnings per £1 nominal of deferred stock	28.5	25.1	23.5	21.4
Amortisation of goodwill	(1.1)	(0.4)	(0.1)	–
Post-tax (loss)/profit on sale of fixed assets and businesses	(18.3)	4.4	(7.3)	10.9
Earnings per £1 nominal of deferred stock (FRS3 basis)	9.1	29.1	16.1	32.3

Headline earnings per £1 nominal of deferred stock have been calculated in accordance with the recommendations of the Institute of Investment Management and Research. The directors consider that headline earnings give a useful indication of underlying performance.

Group balance sheet summary at 31 December

	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Goodwill	171.3	100.4	6.8	–
Ships	197.5	169.8	169.1	627.4
Properties	484.4	979.7	1,229.0	1,287.7
Other fixed assets	598.7	517.1	564.7	569.0
Investments	1,062.1	951.0	895.5	626.5
Current assets excluding cash and short term investments	1,240.2	1,206.8	1,400.3	1,649.7
	3,754.2	3,924.8	4,265.4	4,760.3
Net borrowings	(1,025.4)	(943.7)	(952.6)	(1,477.7)
Other long term liabilities	(188.2)	(158.7)	(134.7)	(193.9)
Other creditors	(806.7)	(803.9)	(1,327.9)	(1,166.7)
Equity minority interests	(71.1)	(77.5)	(39.6)	(32.9)
Stockholders' funds	1,662.8	1,941.0	1,810.6	1,889.1

Group cash flow summary for the years ended 31 December

	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Net cash flow before investing activities	292.3	198.9	167.3	228.5
Purchase of fixed assets and investments	(250.2)	(247.8)	(146.9)	(193.5)
Sale of fixed assets and investments	640.5	45.0	602.3	118.2
Purchase of subsidiaries, joint ventures and associates	(188.4)	(251.0)	(174.6)	(92.7)
Sale of subsidiaries, joint ventures and associates	98.0	569.4	88.3	253.0
	592.2	314.5	536.4	313.5
Equity dividends paid	(222.4)	(282.1)	(53.2)	(124.6)
Net cash flow before management of liquid resources and financing	369.8	32.4	483.2	188.9

Financial data

	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Net operating assets	3,502.4	3,780.2	3,803.0	4,159.3
Debt to equity ratio				
Net borrowings (loans, short term borrowings and overdrafts less short term investments and cash) as a percentage of stockholders' funds	61.7%	48.6%	52.6%	78.2%
Net assets per £1 nominal of deferred stock				
Stockholders' funds less convertible, concessionary and preferred stock divided by deferred stock in issue at the end of the year	£2.34	£2.72	£2.62	£2.82
Interest cover (Pro forma)				
Operating profit divided by net interest and similar items	3.8	2.9	2.7	2.1

Pro forma results in summary

Turnover and operating profit

	Pro forma Turnover			Pro forma Operating profit		
	2000 £m	1999 £m	1998 £m	2000 £m	1999 £m	1998 £m
Continuing operations						
Ports	531.6	368.2	247.9	102.5	73.1	45.7
Logistics						
Cold Logistics	105.8	85.5	70.1	13.9	9.0	13.3
Contract Logistics	668.7	619.9	559.2	12.9	11.0	6.5
Unit Loads	322.3	313.9	308.5	(2.0)	2.3	3.7
Ferries	433.4	433.2	472.2	20.1	60.0	62.6
P&O Nedlloyd	–	–	–	66.2	1.0	19.7
Bulk shipping	103.5	–	44.9	17.8	(20.2)	(11.5)
Property	397.7	546.0	371.6	133.9	190.6	151.8
	2,563.0	2,366.7	2,074.4	365.3	326.8	291.8
Discontinued operations	–	2,464.6	2,714.7	–	40.2	53.7
	2,563.0	4,831.3	4,789.1	365.3	367.0	345.5

Certain small service companies, previously included within Logistics, are now included within Property.

In 1998 and 1999, discontinued operations comprised Bovis, Earls Court Olympia and the Australian services business.

Operating profit by half year

	Pro forma Six months to 30 June		Pro forma Six months to 31 December		Pro forma Twelve months to 31 December	
	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m
Continuing operations						
Ports	40.3	26.9	62.2	46.2	102.5	73.1
Logistics						
Cold Logistics	6.2	3.1	7.7	5.9	13.9	9.0
Contract Logistics	4.8	3.9	8.1	7.1	12.9	11.0
Unit Loads	(0.8)	1.0	(1.2)	1.3	(2.0)	2.3
Ferries	(7.4)	19.2	27.5	40.8	20.1	60.0
P&O Nedlloyd	9.7	(12.9)	56.5	13.9	66.2	1.0
Bulk shipping	3.5	(10.6)	14.3	(9.6)	17.8	(20.2)
Property	92.3	90.5	41.6	100.1	133.9	190.6
	148.6	121.1	216.7	205.7	365.3	326.8
Discontinued operations	–	28.6	–	11.6	–	40.2
	148.6	149.7	216.7	217.3	365.3	367.0

Further information on the above reporting divisions is given in the Chairman's statement on pages 4 to 7 and in the Managing Director's report on pages 10 to 27.

Net operating assets and operating profit before depreciation and amortisation

	Pro forma Net operating assets			Pro forma Operating profit before depreciation and amortisation		
	2000 £m	1999 £m	1998 £m	2000 £m	1999 £m	1998 £m
Continuing operations						
Ports	857.7	672.2	347.0	137.8	95.4	60.3
Logistics						
Cold Logistics	160.0	97.4	75.1	25.4	16.2	17.6
Contract Logistics	127.9	98.5	82.0	26.8	21.9	16.3
Unit Loads	58.4	74.8	61.2	4.0	8.8	10.4
Ferries	432.8	416.6	418.4	53.1	96.2	99.6
P&O Nedlloyd	760.8	694.5	692.2	141.6	63.9	78.0
Bulk shipping	216.8	159.1	167.2	35.0	(4.2)	5.3
Property	888.0	1,567.1	1,823.3	137.2	192.1	154.0
	3,502.4	3,780.2	3,666.4	560.9	490.3	441.5
Discontinued operations	–	–	136.6	–	53.2	70.4
	3,502.4	3,780.2	3,803.0	560.9	543.5	511.9

Net operating assets include ships under construction of £27.8m (1999 £19.5m, 1998 £nil) within Ferries.

Operating profit before depreciation and amortisation is stated after taking account of the Group's share of depreciation and amortisation in its joint ventures and associates.

Net capital expenditure – investment and replacement

	Pro forma Net capital expenditure					
	Investment 2000 £m	Replacement 2000 £m	Investment 1999 £m	Replacement 1999 £m	Investment 1998 £m	Replacement 1998 £m
Ports	(187.9)	(19.6)	(251.1)	(16.9)	(13.2)	(10.4)
Logistics						
Cold Logistics	(46.0)	(4.8)	(31.6)	(3.7)	(18.2)	(0.9)
Contract Logistics	(24.1)	(14.4)	(9.1)	(14.1)	(3.1)	(7.3)
Unit Loads	9.7	(5.2)	(0.2)	(4.5)	(4.5)	(2.4)
Ferries	(19.7)	(15.3)	(24.5)	(13.0)	56.4	(19.1)
	(268.0)	(59.3)	(316.5)	(52.2)	17.4	(40.1)

	2000	1999	1998
Total for Ports, Logistics and Ferries	(327.3)	(368.7)	(22.7)
Bulk shipping	(20.5)	–	185.6
Property	647.7	155.3	235.3
Discontinued operations	–	329.0	(29.1)
	299.9	115.6	369.1

The above table includes the net cash flows for capital expenditure and financial investment and for acquisitions and disposals.

Pro forma Group profit and loss account

for the year ended 31 December 2000

	Note	Pro forma 2000 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1999 £m
Turnover: Group and share of joint ventures			4,393.5		6,342.9
Less: share of joint ventures			(1,830.5)		(1,511.6)
Continuing operations		2,563.0		2,366.7	
Discontinued operations		–		2,464.6	
Group turnover			2,563.0		4,831.3
Net operating costs	2		(2,318.4)		(4,530.0)
Group operating profit			244.6		301.3
Share of operating results of: joint ventures			110.4		51.5
associates			10.3		14.2
Continuing operations		365.3		326.8	
Discontinued operations		–		40.2	
Total operating profit			365.3		367.0
Continuing operations					
(Loss)/profit on sale of properties held as fixed assets			(17.1)		5.1
Loss on sale of investments, ships and other fixed assets			(4.2)		(7.0)
Loss on sale and termination of businesses			(85.1)		(65.4)
Discontinued operations					
Profit on sale and termination of businesses			–		120.9
Profit on ordinary activities before interest			258.9		420.6
Net interest and similar items	3		(96.2)		(127.5)
Profit on ordinary activities before taxation			162.7		293.1
Taxation	4		(83.7)		(80.7)
Profit on ordinary activities after taxation			79.0		212.4
Equity minority interests			(14.1)		(13.7)
Profit for the financial year attributable to stockholders	5		64.9		198.7
Dividends on equity and non-equity share capital			(157.3)		(227.8)
Retained loss for the financial year			(92.4)		(29.1)
Earnings per £1 nominal of deferred stock	5		9.1p		29.1p
Diluted earnings per £1 nominal of deferred stock	5		9.0p		29.1p

For the basis of preparation, see note 1 on page 37.

Group balance sheet

at 31 December 2000

	Actual 2000 £m	Pro forma 1999 £m
Assets		
Fixed assets		
Intangible assets: Goodwill	171.3	100.4
Tangible assets		
Ships	197.5	169.8
Properties	484.4	979.7
Other fixed assets	598.7	517.1
Investments		
Joint ventures		
Share of gross assets	1,646.0	1,781.1
Share of gross liabilities	(795.7)	(949.6)
Share of net assets	850.3	831.5
Associates	196.9	100.7
Other investments	14.9	18.8
Total investments	1,062.1	951.0
	2,514.0	2,718.0
Current assets		
Development and dealing properties	367.1	374.7
Stocks	61.8	59.0
Debtors	811.3	773.1
Cash at bank and in hand	90.3	84.8
	1,330.5	1,291.6
Creditors: amounts falling due within one year		
Loans	(80.2)	(133.5)
Other creditors	(828.4)	(838.8)
	(908.6)	(972.3)
Net current assets	421.9	319.3
Total assets less current liabilities	2,935.9	3,037.3
Creditors: amounts falling due after one year		
Loans	(1,013.8)	(860.1)
Other creditors	(54.3)	(23.6)
	(1,068.1)	(883.7)
Provisions for liabilities and charges	(133.9)	(135.1)
Net assets	1,733.9	2,018.5
Capital and reserves		
Called up share capital	751.4	794.5
Share premium account	778.8	735.5
Revaluation reserve	(15.9)	12.7
Other reserves	(20.6)	468.7
Profit and loss account	169.1	(70.4)
Equity stockholders' funds	1,569.6	1,791.3
Non-equity stockholders' funds	93.2	149.7
Stockholders' funds	1,662.8	1,941.0
Equity minority interests	71.1	77.5
	1,733.9	2,018.5

Pro forma Group cash flow statement

for the year ended 31 December 2000

	Note	Pro forma 2000 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1999 £m
Net cash inflow from operating activities	6(a)		389.2		337.3
Dividends from joint ventures and associates			5.6		41.0
Returns on investments and servicing of finance					
Interest received		57.4		61.6	
Interest paid		(97.8)		(148.4)	
Finance lease interest paid		(5.8)		(5.1)	
Dividends paid to minority interests		(6.3)		(4.0)	
Dividends paid to non-equity stockholders		(5.7)		(5.7)	
Net cash outflow from returns on investments and servicing of finance			(58.2)		(101.6)
Taxation			(44.3)		(77.8)
Capital expenditure and financial investment					
Purchase of ships		(29.7)		(29.6)	
Purchase of properties		(87.6)		(61.1)	
Purchase of investments and other fixed assets		(132.9)		(157.1)	
Sale of ships		4.5		–	
Sale of properties		605.9		30.5	
Sale of investments and other fixed assets		30.1		14.5	
Net cash inflow/(outflow) for capital expenditure and financial investment			390.3		(202.8)
Acquisitions and disposals					
Purchase of subsidiaries		(96.4)		(105.1)	
Purchase of joint ventures and associates		(92.0)		(145.9)	
Sale of subsidiaries		(20.7)		560.8	
Sale of joint ventures and associates		118.7		8.6	
Net cash (outflow)/inflow for acquisitions and disposals			(90.4)		318.4
Equity dividends paid			(222.4)		(282.1)
Net cash inflow before management of liquid resources and financing			369.8		32.4
Management of liquid resources			0.3		9.9
Financing					
Issues of stock		13.7		12.6	
Short term borrowings		0.2		(0.1)	
Movement on loans to P&O Princess Cruises		(236.4)		93.0	
Loan drawdowns		2,034.9		613.5	
Loan repayments		(1,961.9)		(617.1)	
Finance lease capital payments		(5.9)		(44.9)	
Investment in P&O Princess Cruises		(201.9)		(73.0)	
Net cash outflow from financing			(357.3)		(16.0)
Increase in cash for the year	6(b)		12.8		26.3

Notes to the pro forma accounts

1 Basis of preparation

Certain companies and businesses which were previously consolidated in the Group accounts were transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. For all periods presented, the pro forma accounts exclude the results, cash flows and net assets of these companies and businesses (as well as demerger costs) and reflect the financial structure that was put in place on demerger, but otherwise have been prepared using the Group's accounting policies as set out on pages 59 and 60 of this annual report. In addition the pro forma accounts exclude an element of the Group's overhead costs, which have been allocated to P&O Princess Cruises plc consistently throughout the period based on its shares of the turnover and staff numbers of the Group prior to the demerger.

2 Net operating costs

Net operating costs include:	Pro forma 2000 £m	Pro forma 1999 £m
Employment costs (excluding directors' emoluments)	(534.2)	(812.8)
Depreciation and amortisation of tangible fixed assets	(113.4)	(97.5)
Amortisation of goodwill	(7.6)	(2.4)
Audit fee	(2.0)	(2.2)
Hire of ships	(88.2)	(69.8)
Hire of plant and machinery	(36.9)	(39.5)

3 Net interest and similar items

	Pro forma 2000 £m	Pro forma 1999 £m
Interest payable to third parties	(127.6)	(134.6)
Interest capitalised	2.4	1.1
Interest received on:		
Bank deposits	22.2	20.7
Loans to P&O Princess Cruises	24.0	18.5
	(79.0)	(94.3)
Joint ventures	(14.9)	(31.1)
Associates	(2.3)	(2.1)
	(96.2)	(127.5)

4 Taxation

The taxation charge is as follows:	Pro forma		Pro forma	
UK corporation tax	2000	2000	1999	1999
	£m	£m	£m	£m
Current tax on income for the period at 30% (1999 30.25%)	(62.5)		12.1	
Adjustments in respect of prior periods	11.7		48.8	
	(50.8)		60.9	
Double taxation relief	50.7		11.1	
		(0.1)		72.0
Deferred		(7.8)		(17.4)
Irrecoverable ACT		(8.7)		(63.1)
		(16.6)		(8.5)
Overseas tax				
Current tax on income for the period	(46.6)		(65.8)	
Adjustments in respect of prior periods	1.5		5.2	
	(45.1)		(60.6)	
Deferred	(12.0)		(4.8)	
		(57.1)		(65.4)
Joint ventures		(8.8)		(3.7)
Associates		(1.2)		(3.1)
		(83.7)		(80.7)

Included in the taxation charge is a charge of £16.4m (1999 £25.0m) in respect of profits and losses on sale of fixed assets and businesses.

5 Earnings per £1 nominal of deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for each financial year attributable to equity stockholders and on the weighted average number of £1 nominal stock applicable thereto.

	Pro forma	Pro forma
	2000	1999
	£m	£m
Profit for the year attributable to stockholders	64.9	198.7
Less: dividends on non-equity share capital	(3.8)	(7.6)
Full earnings	61.1	191.1
Savings in non-equity dividends	–	3.8
Savings in post tax interest	–	0.5
Diluted earnings	61.1	195.4
	£m	£m
Weighted average of deferred stock	673.0	657.5
Adjustment to reflect dilutive deferred stock under option	1.3	3.4
Adjustment to reflect dilutive convertible stock and bonds	4.7	11.3
	679.0	672.2
Earnings per £1 nominal of deferred stock	9.1p	29.1p
Diluted earnings per £1 nominal of deferred stock	9.0p	29.1p

6 Notes to the pro forma Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Pro forma 2000 £m	Pro forma 1999 £m
Operating profit	244.6	301.3
Depreciation and amortisation	121.0	99.9
Decrease in development properties	125.1	77.9
(Increase)/decrease in stocks	(13.5)	5.8
Decrease/(increase) in debtors	12.3	(186.2)
(Decrease)/increase in creditors and provisions	(100.3)	38.6
Net cash inflow from operating activities	389.2	337.3

(b) Reconciliation of net cash flow to movement in net debt

	Pro forma 2000 £m	Pro forma 1999 £m
Increase in net cash	12.8	26.3
Cash (inflow)/outflow from third party debt and lease financing	(67.1)	48.5
Cash outflow/(inflow) from loans to P&O Princess Cruises	236.4	(93.0)
Cash inflow from changes in liquid resources	(0.3)	(9.9)
Cash (inflow)/outflow from changes in short term borrowings	(0.2)	0.1
Change in net debt resulting from cash flows	181.6	(28.0)
Borrowings of subsidiaries acquired	(354.5)	(171.5)
Borrowings of subsidiaries sold	174.2	73.4
Inception of finance leases	(37.0)	(0.1)
Reclassification of P&O Princess Cruises balances to working capital	4.4	–
Conversion of loan stock	–	153.6
Amortisation of bond issue costs	(2.4)	(1.3)
Exchange movements in net debt	(48.0)	(17.2)
Movement in net debt in the year	(81.7)	8.9
Net debt at the beginning of the year	(943.7)	(952.6)
Net debt at the end of the year	(1,025.4)	(943.7)

Financial review

Acquisitions and disposals

As well as the principal changes in the Group set out on page 43, there have been a number of smaller acquisitions, principally by Ports, including the container and general cargo stevedoring business of Seaport Terminal in Antwerp which was acquired in February 2000 and Gulf Services and Fairway Terminal Corporation in New Orleans and the east of the United States, both acquired in April 2000. In February 2000, P&O Ports invested approximately £30 million in the container port at Qingdao through its 49 per cent joint venture company. Cold Logistics acquired the assets and liabilities of three companies, two in Texas and one in Buenos Aires. P&O Trans European has made small investments in Spain, the Netherlands and the UK during the year.

Results and cashflow

Following the demerger of the Group's cruise business, pro forma accounts have been prepared which are set out on pages 34 to 39. These pro forma accounts are for illustrative purposes only and the basis of preparation is set out on page 37. These do not constitute the full statutory accounts of the Company which are set out on pages 55 to 90.

Within these pro forma accounts operating profit from continuing operations increased from £326.8 million to £365.3 million. The operating profit of Ports increased by 40 per cent from £73.1 million to £102.5 million. This included both organic growth and through acquisition. Over two thirds of the profit within Ports arose from international container terminals, with container throughput increasing to 8,283,000 TEUs.

Ferries operating profit of £20.1 million was considerably lower than the previous year (£60.0 million). The main reason was that 2000 was the first full year without the duty free concession. In addition fuel prices were on average approximately 75 per cent higher than in 1999.

Within Logistics, Cold Logistics achieved a strong result with an operating profit of £13.9 million, compared to £9.0 million in 1999. The significant majority of this increase was from organic growth. Within P&O Trans European, Contract Logistics performed very well with operating profit increasing to £12.9 million from £11.0 million, an increase of 17 per cent. P&O Trans European's other business, Unit Loads had an operating loss of £2.0 million against an operating profit in 1999 of £2.3 million. This business suffered from the strength of sterling against the euro and included within the loss was £1.1 million of restructuring costs.

P&O Nedlloyd had its best result since its formation contributing £66.2 million of operating profit (1999 £1.0 million), which was an excellent result. Associated Bulk Carriers benefited from high freight rates during most of the year and the Group held 100 per cent of the Company between 3 April 2000 and 24 December 2000, when 50 per cent of this cyclical business was sold. Within Property, income from investment property fell considerably following the sale of almost the whole of the UK investment property portfolio. Against this, development property maintained its strong recent performance, particularly in North America.

The consolidated net interest charge, including Cruises, fell from £143.3 million to £116.3 million. Net borrowing reduced from £1,335.9 million in 1999 to £1,025.4 million in 2000. On a pro forma basis the net interest charge fell from £127.5 million to £96.2 million.

There was a consolidated net loss of £314.7 million on the sale of fixed assets and businesses for 2000. This was principally made up of £208.0 million of costs on the demerger of cruises, including £119.7 million relating to the early redemption of £225 million of 11.5 per cent 2014 sterling bonds which have been refinanced at lower interest rates. In addition there was a loss of £53.5 million on the 50 per cent sale of Associated Bulk Carriers. There was a loss on the sale of the UK investment property portfolio of £49.1 million, including a transfer between reserves of £38.1 million and £26.8 million of restructuring and closure costs. The overall net loss on the sale of fixed assets and business of £314.7 million compares with the net profit of £50.7 million in 1999 following the sales of Bovis, Earls Court Olympia and the Australian services business. As a result profit before tax has fallen from £516.6 million in 1999 to £172.1 million in 2000.

On a pro forma basis the tax charge was £83.7 million which is 51.4 per cent of profit before tax (1999 27.5 per cent). The effective tax rate on headline profit was 25.0 per cent, and there were tax charges relating to the sale of fixed assets and businesses of £16.4 million.

On a pro forma basis headline earnings per £1 nominal of deferred stock increased by 14 per cent to 28.5p, reflecting the increase in headline profit. The loss on the sale of fixed assets and businesses, compared with the profit in 1999, caused earnings per £1 nominal of deferred stock to fall from 29.1p to 9.1p.

Cashflow was strong. The demerger reduced the net borrowings of the ongoing Group. Without Cruises there was a positive cash flow within investing activities of £299.9 million following the sale of the UK investment property portfolio. Despite the reduction in net borrowings, the demerger of the net assets of Cruises increased the debt to equity ratio to 61.7 per cent.

Dividends and transfers to reserves

The proposed final dividend of 9.0p per £1 nominal of deferred stock would give a total for the year of 22.5p at a total cost of £157.3 million.

The demerger of the Group's cruise business was effected by P&O declaring a dividend of £1,807.3 million on its deferred stock, satisfied by the allotment and issue of P&O Princess Cruises shares to deferred stockholders.

The total cost of all dividends, including the demerger dividend, would be £1,964.6 million. Dividends paid, proposed and accrued are shown in note 6 on page 68.

Capital

The Company issued £13,417,820 nominal of new deferred stock during the year, of which £10,519,778 was in respect of the exercise of conversion rights, £2,515,369 was pursuant to options granted under stock option schemes, £113,520 was as compensation for released options under the SAYE scheme on demerger and £269,153 was in respect of the acquisition of Fairway Terminal Corporation.

Financial risk

The financial instruments held by the Group include cash, overdrafts, loans, a limited amount of interest bearing and non-interest bearing investments and non-equity stockholders' funds. The Group uses financial instruments to finance its operations. Derivative financial instruments are used to manage the interest rate and currency risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally interest rate swaps and forward foreign currency contracts.

The purpose of treasury policies is to ensure that adequate cost-effective funding is available to the Group at all times, and that exposure to financial risk is minimised.

The main financial risks to which the Group is exposed are foreign currency risk and interest rate risk, as summarised below. No transactions of a speculative nature are undertaken. The Board reviews and agrees policies for managing these risks. None of these policies have been altered during the year.

Foreign currency risk

The Group has extensive overseas and international business operations and operates in a number of foreign currencies. Other than sterling, the most important currencies to the Group are the US and Australian dollars and the euro. In general, the Group's profits and stockholders' funds benefit if the US and Australian dollars and the euro are strong against sterling. The year end rate for the US dollar was $1.494=£1 (1999 $1.612=£1), for the Australian dollar it was $2.688=£1 (1999 $2.463=£1) and for the euro it was €1.591=£1 (1999 €1.608=£1).

The proportion of the Group's assets denominated in foreign currencies is 77 per cent with the result that the Group's sterling consolidated balance sheet, and in particular stockholders' funds, can be significantly affected by currency movements. The Group significantly mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of Group loans by currency is shown in note 18 on page 76.

In addition, 79 per cent of the Group's operating profit in 2000 was generated by businesses with functional currencies other than sterling. Excluding the results of Cruises, this ratio was 83 per cent. The results of these businesses are translated into sterling at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by interest costs being incurred in foreign currencies.

A portion of the Group's businesses generate part of their revenue and incur some costs outside their main functional currency. In particular, P&O Nedlloyd, in common with other operators in the container shipping industry, has US dollar based revenues with costs incurred in a range of currencies including US dollars, sterling, euros and Japanese yen. Some hedging, generally up to 12 months using forward contracts, is undertaken to reduce the short term effect of currency movements.

When the Group's businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are hedged in most instances using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most significant of the Group's foreign currency commitments of this nature are in respect of two cruiseferries in euros and one ferry in yen and euros. Forward contracts match the expected cash flows of the capital and lease commitments.

As well as the direct effect on cash flows, exchange rates also affect the Group's businesses because of their overall economic influence. In particular, exchange rates affect international trade flows which impact on the activities of the Group.

Interest rate risk

A small proportion of the Group's underlying borrowings are at fixed rates of interest. In addition, the Group uses interest rate swaps and other instruments to fix the interest cost on its floating rate borrowings in order to limit the impact of increases in interest rates. In the medium term, the Group's policy is to maintain between 50 and 75 per cent of borrowings at a fixed rate of interest. In the short term, the level of fixed rate borrowings may move out of the 50 to 75 per cent range, in which case a plan is put in place to move back within this range. Interest rate swaps have been taken out for periods of between three and fourteen years with an average life of four and a half years at 31 December 2000. As detailed in note 18 on page 76, £580.4 million of borrowings were at fixed rates of interest as at 31 December 2000, either directly or indirectly through swap arrangements. This represents 57 per cent of net borrowings, with 50 per cent at rates fixed for more than one year. This ratio includes forward starting interest rate swaps with a total notional principal of £156.6 million that will fix rates on borrowings in the first quarter of 2001 and have been set for periods of five to seven years.

Liquidity risk

The Group seeks to have a diverse range of funding sources for its debt, including both bank and bond markets. Following the redemption of the 11.5 per cent bonds 2014 and the exchange with Cruises of the fixed interest US dollar notes and bonds during 2000, the Group is currently funded mainly through bilateral bank borrowing which is largely repayable within five years, together with ship related finance which increases the average term of the Group's borrowings. The Group has significant cash balances and undrawn facilities, both committed and uncommitted, to provide additional liquidity if required.

Fuel hedging

Fuel options and swaps were transacted in January 2001 to hedge a significant portion of the Group's 2001 fuel consumption.

Report of the directors

The directors present their report and accounts for the year ended 31 December 2000.

Principal group activities, review of operations and results

The Managing Director's review on pages 10 to 27 describes the principal activities and operations of the Group. The results of the Group are set out in detail on pages 55 to 58 and in the accompanying notes. Transfers to and from reserves are shown in note 22 on page 80. Further information is given in the Chairman's statement on pages 4 to 7. The principal subsidiaries, joint ventures and associates are listed on pages 91 and 92. A financial review of the year is set out on pages 40 to 42.

Principal changes in the Group

On 23 March 2000, the Group sold the major part of its UK investment property portfolio to the Whitehall Green partnership. In separate transactions the Group announced, on the same day, the sale of Chelsea Harbour and the majority of its UK shopping centres to other purchasers. Total proceeds were approximately £600 million.

On 3 April 2000, the Group purchased the remaining 50 per cent of Associated Bulk Carriers from the Shougang Group for a nominal sum.

On 23 October 2000, the Group demerged its cruise business to form P&O Princess Cruises plc, a separate listed company.

On 24 December 2000, the Group sold 50 per cent of Associated Bulk Carriers to Eurotower Holdings SA, with the responsibility for commercial and technical management transferring to Zodiac Maritime Agencies Ltd.

Dividend

The directors recommend a final dividend of 9.0p per £1 nominal of deferred stock. This would bring the total cash dividend for the year to 22.5p per £1 nominal of deferred stock. If approved, the final dividend will be paid on 5 June 2001 to deferred stockholders on the register at the close of business on 30 March 2001.

The demerger of the Group's cruise business was effected by P&O declaring a dividend in specie on its deferred stock, satisfied by the allotment and issue of P&O Princess Cruises shares to deferred stockholders on the register at the close of business on 20 October 2000.

Employees

The Company is committed to keeping employees throughout the Group informed of performance, development and progress through its established system of briefings by management, the Group's monthly newspaper, Wavelength, and widely distributed news and information bulletins. There is a European Works Council, known as the P&O European Forum, the purpose of which is to inform and consult with employee representatives on transnational issues. Members are elected in the UK and Ireland and either elected or appointed, in accordance with national laws, in other countries. The P&O European Forum meets twice a year.

The Company's aim is to meet the objectives of the code of good practice on the employment of disabled people. Full and fair consideration is given to disabled applicants for employment and training, and career development is encouraged on the basis of aptitude and abilities. It remains Company policy to retain employees who become disabled whilst in its service and to provide specialised training where appropriate.

Employees are able to share in the Group's results through performance related bonus schemes which are widely applied in the Group. In addition, an Inland Revenue approved profit sharing scheme is available to qualifying employees in the UK who have served for a minimum period of five years.

All options under the P&O 1994 Save As You Earn Stock Option Scheme ("the SAYE scheme") lapsed on, or were exercised before, 23 October 2000. Optionholders who exercised or released their SAYE options prior to the demerger record date were compensated for the lost opportunity to complete their savings contracts and exercise their options in full. This compensation, amounting to approximately £1 million, took the form of a gift of P&O deferred stock.

The P&O 2000 Executive Stock Option Plan ("P&O Option Plan") was approved by stockholders on 20 October 2000 to replace the P&O 1994 Executive Stock Option Scheme and the P&O 1998 Overseas Incentive Stock Option Scheme. Under the P&O Option Plan options may be granted twice a year, during the six weeks after the release of the interim or final results. The life of options is ten years and the price at which options can be granted is governed by the market price of deferred stock at the time of grant. There are restrictions on the total number of options that can be granted to any one executive and the schemes also contain limits on the total amount of stock over which options may be granted.

The rules of the P&O Option Plan reflect current institutional investor guidelines by requiring that options granted under these schemes can normally be exercised only if a performance target has been met. The measure used is growth in headline earnings per £1 nominal of deferred stock (as defined in the rules) over any three year period following the date of grant of options, but the rules permit the adoption of a different basis if at the time of a grant of options it is thought appropriate to do so. Options granted under this scheme are subject to the condition that the growth in headline earnings per £1 nominal of deferred stock over any three year period following the date of grant must exceed the percentage increase in the Index of Retail Prices by at least three per cent per annum before the options are capable of exercise.

Corporate Governance

In 1998 the London Stock Exchange published the Principles of Good Governance and Code of Best Practice ("the Combined Code") which is derived from the work of the Cadbury, Greenbury and Hampel committees. The Company has complied with the Combined Code throughout the year, apart from the balance between executive and non-executive directors. Since 23 October 2000 and between 1 January 2000 and 30 April 2000, the ratio of non-executive directors to executive directors has been less than 1:2. Currently there are four non-executive directors and ten executive directors. Due to the high calibre and wide experience of the non-executive directors, this is not considered a significant departure from the principles of the Combined Code.

The Company applies the principles of the Combined Code in the following ways:

Directors

The full Board meets at least ten times each year. Although there is a prescribed pattern of presentation to the Board, all Board meetings tend to have further subjects for discussion and decision taking. Board papers, including an agenda, are sent out in advance of the meetings. Board meetings are discursive in style and directors are encouraged to offer their opinions.

There is a chairman, a managing director and a senior non-executive director. All non-executive directors are considered to be independent from management and free from any relationship which could interfere with their independent judgement. Non-executive directors have letters of appointment, but as with executive directors they must seek election at the first available annual general meeting after their appointment and thereafter stand for election at least every three years.

All directors have access to the company secretary, who is also a director, and independent professional advice if necessary.

There is a nomination committee which meets when necessary to provide advice and make recommendations to the Board on Board composition.

Directors' remuneration

The total remuneration package of the executive directors is structured to attract, retain and motivate executive directors. On behalf of the Board, the remuneration committee has, in consultation with external advisers, completed a comprehensive review of executive directors' remuneration, including bonuses and long term incentives, to ensure consistency with market practice, local conditions, business objectives and the creation of value for stockholders.

No executive director has a service contract of more than 12 months with the Company or any of its subsidiaries. Directors appointed to the Board on or after the demerger of the Group's cruise business have payment in lieu of notice provisions in their service contracts. The Long Term Incentive Plan, introduced with effect from 1 January 1996, was terminated on 23 October 2000, upon the demerger of the Group's cruise business. Stockholder approval was obtained for the new P&O Deferred Bonus and Co-Investment Matching Plan, at an extraordinary general meeting held on 20 October 2000.

The remuneration of non-executive directors, in the form of an annual fee, is recommended by the Board and changes are approved by stockholders at annual general meetings. They may also receive fees for additional services such as chairing a Board committee. Non-executive directors are not eligible for incentive schemes or other benefits.

Relations with stockholders

The Company's practice is to send the notice of the annual general meeting and proxy voting forms to stockholders at least 20 working days before the meeting. The Chairman always sets aside a period of time for questions from the floor by eligible stockholders and the chairmen of the audit, remuneration and nomination committees are required to attend. It is the practice of the Company to indicate the level of proxy voting at general meetings.

Presentations are given to institutional stockholders at the time of the interim and annual results and soundings are taken from them on strategic and management issues.

Accountability and audit

The Board is ultimately responsible for the Group's system of internal control and reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and by its nature can provide only reasonable and not absolute assurance against material misstatement or loss.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

The Audit Committee, which has written terms of reference and reports to the Board, reviews the approach adopted by Group Corporate Review and the scope of the work of external audit. It also receives reports from Group Corporate Review and external auditors on the system of internal control and any material control weaknesses identified, and discusses the actions to be taken in areas of concern with the relevant executive directors.

The Group operates a comprehensive risk management process in order to identify significant risks facing each division and how those risks are managed. Divisional management produce a risk register in which significant risks applicable to their areas of business are identified and evaluated, together with the likelihood of the risks occurring and the embedded control processes in place to mitigate the risks. This is a continual process, and may be associated with a variety of internal or external sources including control breakdowns, disruption in information technology systems, competition, natural catastrophe and regulatory requirements. A Group risk management committee comprising executive and non-executive directors has been set up to review the effectiveness of the risk management process and to report significant issues to the Board.

The Board has established a strong control framework within which the Group operates. The principal features and key high level control procedures include:

An organisation structure which supports clear lines of communication and tiered levels of authority with delegation of responsibility and accountability.

Business strategies agreed at divisional Board level are approved by the main Board. In addition there are annual budgeting and strategic planning processes. Financial forecasts are prepared quarterly and these strategies are reviewed during the year to reflect significant changes in the business environment.

Evaluation and approval procedures for major capital expenditure and treasury related transactions such as borrowings and guarantees.

Regular reporting and monitoring of financial performance of the divisions, and the Group as a whole, using operating statistics and monthly management accounts which highlight key performance indicators and variances from budgets and quarterly forecasts.

Cyclical reviews of the effectiveness of the Group's systems of internal control coordinated by Group Corporate Review. Work is performed using a combination of divisional peer review and Group Corporate Review. The documented conclusions and recommendations are confirmed at divisional management level.

Comparable policies have been implemented within the Group's significant joint ventures through arrangements applicable to those businesses. These are generally consistent with the scope, coverage and reporting requirements of the Group programme.

At each year end, divisional and joint venture management certify to the Audit Committee that a review of internal controls has been conducted throughout the business and that appropriate control procedures are in place. Confirmation of the process is reported to the Board by the Audit Committee.

Report on directors' remuneration

Total remuneration

The total remuneration package of the executive directors, which is reviewed annually by the remuneration committee, the members of which are set out on page 29, consists of salary, annual performance bonus, an approved employee profit sharing scheme, long term incentives, pension benefits and certain benefits in kind.

Salary

Salary levels for executive directors are reviewed annually based on an independent assessment of market practice and are set to reflect the pay levels of executives with similar responsibilities at comparable companies.

Annual performance bonus

Executive directors participate in a bonus scheme which is linked to the achievement of profitability targets including returns on capital employed and other business goals. For those with divisional responsibility, bonus payments are based partly on the performance of the Group as a whole and partly on the performance of their respective divisions. Except in special or exceptional circumstances, annual performance bonus levels for executive directors based in the UK are generally limited to 50 per cent of salary and are always subject to the review of the remuneration committee. Executive directors may also be awarded up to a further 25 per cent of salary in the form of a deferred stock award to be held under the stockholder approved P&O Deferred Bonus and Co-Investment Plan, which is described in further detail under long term incentives below.

The incentive targets are set by the Board and are designed to be demanding. Financial targets are normally set above those for the prior year, subject to the effect of structural change in any sector.

Employee profit sharing scheme

Along with other UK employees who have reached a minimum period of five years employment, the executive directors in the UK may belong to an Inland Revenue approved profit sharing scheme. The employee profit share is a percentage of salary with an upper limit of £5,000 per annum.

Directors' emoluments

The emoluments of the directors of the Company were:

	2000 Salary and fees £000	2000 Stock awards and bonus £000	2000 Benefits £000	2000 Total £000	1999 Total £000
Lord Sterling	603	297	69	969	1,005
Sir Bruce MacPhail	551	300	55	906	832
Sir John Collins*	32	–	–	32	31
Joanne Curin	49	124	39	212†	–
Graeme Dunlop	307	60	66	433	453
Rodney Galpin*	32	–	–	32	32
Michael Gradon	240	210	16	466	337
Lord Hambro*	29	–	–	29	29
Richard Hein	204	112	31	347	348
Peter Smith	184	99	43	326†	–
Robert Woods	310	179	27	516	363
Sir Peter Cazalet*	–	–	–	–	8
Peter Foy*	19	–	–	19#	25
Tim Harding	99	75	5	179#	441
Tim Harris	171	228	8	407#	626
Baroness Hogg*	19	–	–	19#	19†
Sir Frank Lampl	–	–	–	–	978
Nick Luff	184	100	31	315#	310
Peter Ratcliffe	352	–	24	376#	573
John Steele*	–	–	–	–	6
	3,385	1,784	414	5,583	6,416

* non-executive director † from date of appointment # up to date of resignation or retirement

The annual salary of Richard Hein in local currency was AU$547,050 (1999 AU$516,100). Peter Ratcliffe received US$526,327 (1999 US$542,950) as salary until 23 October 2000, when he resigned as a director.

David Morris who retired as a director on 31 December 1998 was paid a consultancy fee of £95,000 (1999 £140,000) during the year ended 31 December 2000. Tim Harding who retired as a director on 30 April 2000 is still employed by the Company and was paid a salary of £95,800 between that date and 31 December 2000. Tim Harding currently has responsibilities for P&O Properties Ltd, P&O Developments Ltd and P&O Properties Inc.

A company in which John Steele has an interest was paid £62,000 for advice on European Union issues during the year ended 31 December 2000 (1999 £55,750). John Steele retired as a director on 31 March 1999.

Richard Hein had a loan throughout the year from P&O Australia Ltd of AU$150,000. The loan bears interest at a fixed rate of 5 per cent per annum, all interest payments have been paid on their due dates and the loan is repayable on resignation or retirement.

Long term incentives

With stockholder approval, the Company introduced with effect from 23 October 2000, the P&O Deferred Bonus and Co-Investment Matching Plan (the "Matching Plan") for executive directors and senior executives within the Group.

The Trustee of the Matching Plan may grant awards to directors and senior executives which will allow executives to receive bonuses in the form of deferred stock either on a pre- or a post-tax basis. Participants may acquire a matching allocation of deferred stock at the end of a two year retention period, subject to the achievement of certain performance targets.

An executive may be granted a stock award which may not be exercised unless he remains in employment until the end of the retention period. Such awards may be exercised after the two year retention period. The value of deferred stock over which stock awards may be granted in any year may not exceed a value equal to 25 per cent of the executive's annual basic salary.

In addition an executive may also be granted a deferred stock bonus award in lieu of all or part of his or her annual cash bonus. An executive may also elect to apply his or her own funds in acquiring deferred stock which may be contributed to the Matching Plan, known as invested stock. The total aggregate value of the deferred stock subject to a stock award, a deferred stock bonus award and an executive's invested stock (valuing invested stock on a gross of tax basis) granted in any year may not exceed 75 per cent of an executive's basic annual salary.

The Trustee may grant an executive a matching award which will entitle the executive to acquire up to a maximum amount of deferred stock which, at the date of grant, has a value equal to the aggregate value of the executive's stock award, deferred stock bonus award and invested stock (valuing invested stock on a gross of tax basis). The actual amount of deferred stock which an executive may acquire pursuant to the matching award will be dependent on the Company's performance over the two year retention period.

The extent to which a matching award may be exercised is dependent on the Company's total shareholder return over the retention period compared to that of the companies in the FTSE 350 Index. If the Company achieves median performance, a participant will be entitled to exercise 25 per cent of his matching award and if the Company achieves upper quartile performance, a participant will be entitled to exercise 100 per cent. For performance between median and upper quartile, entitlements will be calculated on a straight line basis between these points. The Remuneration Committee will review these targets on an annual basis.

Matching awards will only be exercisable if a secondary validating performance condition is also met. This requires the Company's earnings per share growth over the retention period to exceed the growth in the UK Retail Prices Index by an average of at least 3 per cent per annum.

The Company had introduced with effect from 1 January 1996 a Long Term Incentive Plan (the "LTIP") for executive directors and selected senior executives within the Group. The LTIP has now ceased and no further awards will be granted.

Following the demerger on 23 October 2000, awards granted under the LTIP in relation to the 1996/99 performance period were allowed to vest and participants could choose to exercise such awards and acquire the underlying deferred stock.

Participants were also given the opportunity to release such awards in consideration for the grant by the Company or P&O Princess Cruises (depending on which company they were employed by) of replacement awards ("LTIP roll over awards") and related matching awards under the new Matching Plan described above or, for P&O Princess Cruises employees, the new P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan.

The value of the deferred stock over which the LTIP roll over awards were granted was equivalent to the value of the deferred stock the subject of the released LTIP award (after adjustment for notional re-investment of the P&O Princess Cruises shares received on demerger). The related matching awards will be exercisable as to half after 31 December 2001 and half after 31 December 2002. The extent to which the related matching awards may be exercised is dependent on the Company's total shareholder return ranking amongst the companies in the FTSE 350 Index over the appropriate performance periods (as to one half of the matching awards, for the performance period between demerger and 31 December 2001 and as to the other half for the performance period between demerger and 31 December 2002). The basis on which the related matching awards may be exercised are the same as those described above.

Set out below are the total stock rights for each executive director in respect of the Matching Plan, inclusive of additional deferred stock purchased in lieu of dividends foregone.

	Deferred stock rights under the LTIP at 31 December 1999	Additional deferred stock purchased in lieu of dividends foregone	Additional deferred stock rights resulting from adjustments made on demerger	Deferred stock rights under the Matching Plan at 31 December 2000
Lord Sterling	160,517	8,276	16,867	185,660
Sir Bruce MacPhail	132,592	9,741	164,388	306,721
Graeme Dunlop	47,744	3,507	59,192	110,443
Michael Gradon	34,666	2,546	42,978	80,190
Richard Hein	51,106	3,754	63,360	118,220
Peter Smith	37,539†	2,757	46,540	86,836
Robert Woods	42,401	3,114	52,568	98,083

†At date of appointment

Lord Sterling's deferred stock rights were split equally between the Company and P&O Princess Cruises plc and he received replacement rights in respect of deferred stock from P&O for one half and replacement rights in respect of ordinary shares in P&O Princess Cruises plc for the other half.

At the date of his appointment on 1 January 2001, Douglas Anderson held rights to acquire 88,575 £1 nominal of deferred stock under the Matching Plan, which replaced rights held under the LTIP prior to the demerger.

Charles Rice retained his awards under the LTIP in relation to the 1996/99 performance period and held rights to acquire 26,206 £1 nominal of deferred stock at the date of his appointment on 7 February 2001.

At the dates of their retirement or resignation the following held rights to acquire £1 nominal of deferred stock under the LTIP, in relation to the 1996/99 performance period as follows: Tim Harris 74,439, Tim Harding 46,528, Peter Ratcliffe 89,825 and Nick Luff 38,516 (all in units of £1 nominal of deferred stock).

Set out below are the total stock rights for each executive director inclusive of additional deferred stock purchased in lieu of dividends foregone and adjustments made to the awards under the LTIP in relation to the 1996/97 performance period. Awards granted under the LTIP in relation to the 1996/97 performance period vested on 1 January 2000 and remain exercisable until 27 March 2005. These awards were adjusted to reflect the value of the ordinary shares in P&O Princess Cruises plc received by the trustee of the LTIP as a result of the demerger.

	Deferred stock rights under the LTIP at 31 December 1999	Additional deferred stock purchased in lieu of dividends foregone	Additional deferred stock rights resulting from adjustments made on demerger	Deferred stock rights under the LTIP at 31 December 2000
Lord Sterling	190,058	9,798	19,972	219,828
Sir Bruce MacPhail	149,544	10,986	185,404	345,934
Graeme Dunlop	48,846	3,588	60,558	112,992
Michael Gradon	31,516	2,315	39,073	72,904
Richard Hein	39,990	2,938	49,579	92,507
Peter Smith	41,192†	3,025	51,069	95,286
Robert Woods	43,724	3,211	54,208	101,143

† At date of appointment

At the dates of their retirement or resignation the following held rights to £1 nominal of deferred stock under the LTIP, in relation to the 1996/97 performance period as follows: Tim Harris 82,202, Tim Harding 50,912 and Peter Ratcliffe 107,378 (all in units of £1 nominal of deferred stock).

Pension

The directors' pension arrangements are as follows:

	Current age	Accrued pension at 31 December 2000 £000	Increase from 31 December 1999 excluding inflation £000	Member's contributions £000
Lord Sterling	66	362	15	–
Sir Bruce MacPhail	61	314	28	–
Graeme Dunlop	58	204	12	15
Michael Gradon	41	70	11	11
Richard Hein	65	118	2	–
Peter Smith	49	49	5	4
Robert Woods	54	183	34	15

All executive directors at 31 December 2000, except Joanne Curin and Richard Hein, are members of The P&O Pension Scheme ("the Scheme"). Under the Scheme, which is Inland Revenue approved, the directors may receive a pension of up to two-thirds of basic salary on normal retirement at age 60, with pension rights accruing at the rate of up to one thirtieth of basic salary per annum. No element of remuneration other than basic salary is pensionable. Richard Hein is a member of the P&O Australian Group Superannuation Fund, which is non-contributory, the effect of which, in sterling terms, is shown in the above table. As at the date of this report, Joanne Curin's future pension arrangements have not been finalised. She will be a member of a defined contribution scheme and although no payments have been made to date, an accrual of £13,250 has been made in these accounts.

£362,400 and £474,700 were paid to the Scheme on 27 June 2000 and 28 July 2000, in respect of Tim Harding and Tim Harris respectively as a pension augmentation.

In accordance with the Scheme's rules, since 31 May 1999 and 27 December 1999 respectively, Sir Bruce MacPhail and Lord Sterling have ceased to accrue further pension rights. They have, in accordance with Inland Revenue regulations, commuted part of their pensions for tax free cash sums and have deferred drawing their residual pensions. Their pension entitlements set out above are their pensions after commutation and the increase to 31 December 2000 reflects the Scheme's late retirement provisions.

The benefits that can be provided to Peter Smith from the Scheme are restricted by the pension earnings cap. Accordingly, the Company has established a Funded Unapproved Retirement Benefit Scheme for him, which operates on a defined contribution basis; the Company's contribution to this scheme was £32,735 in 2000. The Company's contribution to a similar scheme on behalf of Nick Luff, who resigned as a director on 23 October 2000, was £28,793.

Accrued pension at 31 December 2000 is the accumulated total amount of pension earned at that date and payable from normal retirement date.

The inflation rate of 3.3 per cent is in accordance with Schedule 3 of the Pension Schemes Act 1993.

In the case of death before retirement, a capital sum equal to four times basic salary is payable by the Scheme. Spouses' pensions are also provided by the Scheme and are 66 per cent of the member's pension (before commutation). Dependants' pensions may be payable at the trustee's discretion if there is no spouse and are the same percentage as spouses' pensions. Children's allowances are paid at the rate of 25 per cent of the spouse's pension for each of, up to three children ceasing at the age of 18, or at the age of 23 if in full time education.

There are the following early retirement arrangements for directors depending on age and length of service:

(i) Age 55 and over and completed 25 years service, on voluntary and compulsory early retirement a pension of two-thirds of basic salary.

(ii) Age between 50 to 55 and completed 25 years service, for voluntary early retirement a proportion of the expected two-thirds pension based on service to date of retirement without actuarial reduction.

(iii) Age between 50 to 55 and completed 25 years service, on compulsory early retirement a full two-thirds pension.

The Scheme's rules guarantee pension increases during retirement fully in line with the RPI up to 3 per cent, subject to the minimum introduced in the Pensions Act 1995. Increases above 3 per cent are not guaranteed but the trustee has the power to grant them, if circumstances permit, without referring to the Company. Increases greater than 80 per cent of the movement in the RPI may be given with the agreement of the Company. The current policy of the Company and the trustee is to fund the Scheme for increases matching 80 per cent of the movement in the RPI.

As a result of a review of transfer value calculations undertaken to ensure compliance with the Pensions Act 1995, the trustee of the Scheme has directed the Scheme's actuary to make only partial allowance for discretionary pension increases in transfer values calculated after 6 April 1997.

The pension entitlements shown exclude any additional pension purchased by the directors' Additional Voluntary Contributions.

Directors' interests

The directors and their families had the following beneficial interests in the £1 nominal of deferred stock of the Company at 31 December 2000:

	2000	1999
Lord Sterling	1,096,192	1,085,023
Sir Bruce MacPhail	389,931	387,069
Sir John Collins*	4,414	1,050
Graeme Dunlop	10,333	8,637
Rodney Galpin*	11,121	6,691
Michael Gradon	11,962	8,628
Lord Hambro*	15,080	15,080
Richard Hein	2,000	–
Peter Smith	3,219	–†
Robert Woods	8,392	7,550

* non-executive director † at date of appointment

At the date of their appointments on 1 January 2001 and 7 February 2001, Douglas Anderson and Charles Rice had beneficial interests in 35,287 and 20,491 £1 nominal of deferred stock respectively.

Lord Sterling had a non-beneficial interest (which is included in the beneficial interests of Sir Bruce MacPhail) in £175,434 nominal of deferred stock at 1 January 2000 and at 31 December 2000.

The Company's register of directors' interests (which is open to inspection at the Company's head office) contains full details of directors' holdings of stock and options.

No director had interests, whether beneficial or non-beneficial, in the Company's preferred stock or debenture stocks or in the share capital, loan stocks or debenture stocks of the Company's subsidiaries at the beginning or end of the year or at the date of this report. No director had a material interest in any contract of significance with the Company or any subsidiary, joint venture or associate during the year.

Deferred stock under option in terms of £1 nominal of deferred stock:

	1999	Exercised/ released during the year	Replacement options granted during the year	New options granted during the year	Grant price	Exercise price	Price at date of exercise	2000
Lord Sterling	160,300	(160,300)						
			210,792	229,533	243p		–	440,325
Sir Bruce MacPhail	102,995	(101,405)						
		(373)				458p	529p	
		(1,217)				483p	550p	
			265,136	380,715	243p		–	645,851
Joanne Curin	24,100†	(24,100)						
			33,605	183,906	243p		–	217,511
Graeme Dunlop	54,397	(54,397)						
			148,518	209,897	243p		–	358,415
Michael Gradon	28,330	(26,356)						
		(1,974)				518p	550p	
			62,644	162,908	243p		–	225,552
Richard Hein	20,500	(20,500)						
			41,337	123,200	243p		–	164,537
Peter Smith	40,101†	(37,633)						
		(1,284)				423p	550p	
		(1,184)				518p	550p	
			94,644	124,432	243p		–	219,076
Robert Woods	45,963	(35,100)						
		(10,863)				521p	635p	
			92,211	226,014	243p		–	318,225

† at date of appointment

Replacement stock options were granted to executive directors, immediately following the demerger of the Group's cruise business, to replace those options which were released prior to the demerger.

The aggregate gains made by directors on the exercise of deferred stock under option were £16,105 (1999 £212,966). Lord Sterling, the highest paid director, exercised no options during the year (1999 nil).

The mid-market price of the deferred stock at 31 December 2000 was 317p (1999 1033p). The highest mid-market price during the year was 1011.5p (prior to the demerger) and the lowest mid-market price was 237p. No options lapsed during the year. The deferred stock options are generally exercisable not later than October 2010.

The interests in the deferred stock of four directors have increased by a total of 225 £1 nominal of deferred stock as a result of the reinvestment of dividends in their personal equity plans and individual savings accounts between 31 December 2000 and the date of this report.

At the date of their appointments, on 1 January 2001 and 7 February 2001, Douglas Anderson and Charles Rice had options outstanding over 130,892 and 97,598 £1 nominal of deferred stock respectively granted in accordance with the rules of the P&O Stock Option Schemes.

Share capital

There may be occasions when it would be advantageous for the Company to issue stock for cash without a pre-emptive offer to existing stockholders, and since 1989 stockholders in general meeting have extended the authority for such issues originally given at the annual general meeting held on 6 May 1988, which authority also permits new limits to be prescribed. Stockholders' consent is therefore sought to resolution 12 set out in the notice of meeting on pages 93 and 94 authorising the directors to issue a specified amount of stock for cash, not exceeding £34 million nominal in aggregate (an increase of £1 million on the authority given last year), without first being required to offer such stock to existing stockholders. £34 million is approximately 5 per cent of the deferred stock currently in issue. The authority will expire at the conclusion of the annual general meeting in 2002 or on 19 August 2002, whichever is the earlier. Stockholders' approval of resolution 12, which will be proposed as special business, will also enable the directors, pursuant to resolution 8 passed at the annual general meeting held on 6 May 1988, to issue redeemable securities and convertible securities and to make technical provision for the manner of conversion.

The authorised capital of the Company was last increased in 1991. The directors consider it desirable to maintain a balance of authorised but unissued capital in order to retain flexibility for the future. Accordingly, resolution 13 proposes an increase in the authorised capital by the creation of £150,000,000 nominal of stock which will, until issued, be unclassified stock. This represents an 18.5 per cent increase from the existing authorised capital of the Company.

There may be circumstances when, having regard to gearing levels, other investment opportunities and the effect on earnings per £1 nominal of deferred stock, it would be advantageous for the Company to purchase its own stock. Any stock purchased by the Company would be cancelled and the amount of stock in issue reduced accordingly.

The existing authority for the Company to purchase its own stock, given at the annual general meeting held on 19 May 2000, expires at the conclusion of the annual general meeting to be held on 18 May 2001. Stockholders' consent is therefore sought to resolution 14 set out in the notice of meeting on pages 93 and 94 to enable the directors to purchase up to £34 million nominal of deferred stock (approximately 5 per cent of the deferred stock currently in issue), subject to the limits expressed in the resolution. The authority will expire at the conclusion of the annual general meeting in 2002, and it will be exercised only if there is a resultant increase in earnings per £1 nominal of deferred stock and if implementation of the proposal is for the benefit of stockholders generally.

Substantial stockholdings

As at the date of this report, the Company has been notified that the following have an interest in the Company's stock amounting to 3 per cent or more of the relevant class of the called up capital:

	Class	Holding £	Percentage of class
Franklin Resources, Inc	deferred	34,321,238	5.05
Gartmore Investment Management plc	deferred	20,402,685	3.00
Prudential Corporation plc	deferred	27,104,014	3.97
Schroder Investment Management Ltd	deferred	40,145,369	5.90
UBS Asset Management Ltd	deferred	34,648,042	5.09
Aberdeen Asset Managers Ltd	preferred	321,000	9.60
Cleaning Tokens Ltd	preferred	102,731	3.07
Ecclesiastical Insurance Group	preferred	425,000	12.71
Kvaerner Pensions Common Investment Fund	preferred	125,000	3.74
Morley Fund Management Ltd	preferred	626,000	18.72
The Investment Company plc	preferred	504,151	15.08

Health, safety, welfare and the environment

There is a Group policy for health, safety, welfare and the environment, which is reviewed every year by the Board and communicated to all staff. Each operating company is required to produce its own policy and management systems to reflect Group policy and best industry practice in its sector of business.

Monitoring of compliance with Group policy is maintained by periodic assessment under the direction of the director for Safety and Environment Audits. Reports are reviewed by Graeme Dunlop, the Board director responsible for safety and environmental matters. In addition a monthly report on these matters is submitted to the Board.

A separate report details the measures taken to minimise the environmental impacts of Group businesses. It is available on the internet at www.p-and-o.com or by request to the director for Safety and Environment Audits.

Going concern

The directors, having made enquiries, consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore they consider it appropriate to adopt the going concern basis in preparing the accounts.

Creditor payment policy

The Company's policy is to pay suppliers in accordance with terms and conditions agreed when the orders are placed. Although the Company does not follow any code or standard on payment policy, where payment terms have not been specifically agreed invoices dated in one calendar month are paid close to the end of the following month. These policies are understood by the purchasing and finance departments. The Company has procedures for dealing promptly with complaints and disputes. The Company had 31 days' purchases outstanding at 31 December 2000.

Implications of the euro

The Group continues to assess the business effect of the introduction of the euro. Programmes are underway within all divisions which have operations in Europe. This involves the training of staff and ensuring computer systems are suitably tested and modified where necessary. Nevertheless it is anticipated that the effect on the Group will be limited. The Group has not incurred any significant costs to date.

Donations

During the year ended 31 December 2000 the Group contributed £688,000 (1999 £1,214,000) for charitable purposes. The Group made no contributions to UK political parties during the year (1999 £nil).

Auditors

Stockholders' consent is sought to resolutions 10 and 11 set out in the notice of meeting on pages 93 and 94 proposing to re-appoint KPMG Audit Plc as auditors of the Company and to authorise the directors to determine the auditors' remuneration.

By order of the Board
R M Gradon
Secretary
15 March 2001

Directors' responsibilities in respect of the preparation of the accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the report of the auditors on page 54, is made with a view to distinguishing for stockholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

In preparing the accounts, the directors are required to select appropriate accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and state whether all accounting standards which they consider to be applicable have been followed. The directors are also required to use a going concern basis in preparing the accounts unless this is inappropriate.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the auditors

To the members of The Peninsular and Oriental Steam Navigation Company
We have audited the accounts on pages 55 to 90.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual report. As described on page 53 this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 44 and 45 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

In addition, we have reviewed the pro forma accounts on pages 34 to 39, which have been prepared to illustrate the results and state of affairs of the Group excluding the results, cash flows and net assets of the companies and businesses transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. In our opinion these pro forma accounts, so far as the calculations are concerned, have been properly compiled on the basis set out in note 1 to the pro forma accounts.

London
15 March 2001

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Group profit and loss account

for the year ended 31 December 2000

	Note	2000 £m	2000 £m	1999 £m	1999 £m
Turnover: Group and share of joint ventures			5,774.7		7,648.2
Less: share of joint ventures' turnover			(1,830.5)		(1,511.6)
Continuing operations		2,563.0		2,366.7	
Discontinued operations		1,381.2		3,769.9	
Group turnover	2		3,944.2		6,136.6
Net operating costs	3		(3,462.1)		(5,593.1)
Group operating profit			482.1		543.5
Share of operating results of: joint ventures			110.4		51.5
associates			10.6		14.2
Continuing operations		365.3		326.8	
Discontinued operations		237.8		282.4	
Total operating profit	2		603.1		609.2
Continuing operations					
(Loss)/profit on sale of properties held as fixed assets			(17.1)		5.1
Loss on sale of investments, ships and other fixed assets			(4.2)		(7.0)
Loss on sale and termination of businesses			(85.1)		(65.4)
Discontinued operations					
Loss on sale of investments, ships and other fixed assets			(0.5)		(2.9)
(Loss)/profit on sale and termination of businesses			(207.8)		120.9
Profit on ordinary activities before interest	2		288.4		659.9
Net interest and similar items	4		(116.3)		(143.3)
Profit on ordinary activities before taxation			172.1		516.6
Taxation	5		(88.0)		(109.5)
Profit on ordinary activities after taxation			84.1		407.1
Equity minority interests	23		(15.9)		(13.9)
Profit for the financial year attributable to stockholders	7		68.2		393.2
Dividends on equity and non-equity share capital	6		(157.3)		(227.8)
Dividend in specie on the demerger of the cruise business	29(e)		(1,807.3)		–
Retained (loss)/profit for the financial year	22		(1,896.4)		165.4
Dividends per £1 nominal of deferred stock	6		22.5p		33.0p
Earnings per £1 nominal of deferred stock	8		9.6p		58.6p
Diluted earnings per £1 nominal of deferred stock	8		9.5p		58.0p

The Group profit and loss account and Group balance sheet have been prepared in accordance with the provisions of Financial Reporting Standard 15 and Urgent Issues Task Force abstract 24 and the comparative figures have been restated accordingly.

Group and Company balance sheets

at 31 December 2000

		Group		Company	
Assets	Note	2000	1999	2000	1999
Fixed assets		£m	£m	£m	£m
Intangible assets: Goodwill	9	171.3	105.1	–	–
Tangible assets					
Ships	10	197.5	2,053.1	24.0	389.0
Properties	11	484.4	1,051.9	0.3	12.8
Other fixed assets	12	598.7	579.5	3.5	15.9
Investments					
Subsidiaries	13	–	–	2,406.7	3,183.5
Joint ventures:				739.5	830.4
Share of gross assets		1,646.0	1,781.1		
Share of gross liabilities		(795.7)	(949.6)		
Share of net assets		850.3	831.5		
Associates		196.9	102.6	64.2	–
Other investments		14.9	22.2	0.1	0.2
Total investments	14	1,062.1	956.3	803.8	830.6
		2,514.0	4,745.9	3,238.3	4,431.8
Current assets					
Development and dealing properties	15	367.1	374.7	0.1	–
Stocks	16	61.8	108.0	–	4.2
Debtors	17	811.3	934.5	314.3	307.0
Cash at bank and in hand		90.3	110.5	7.0	6.2
		1,330.5	1,527.7	321.4	317.4
Creditors: amounts falling due within one year					
Loans	18	(80.2)	(156.6)	(1.1)	(20.3)
Other creditors	19	(828.4)	(1,227.8)	(186.7)	(330.5)
		(908.6)	(1,384.4)	(187.8)	(350.8)
Net current assets/(liabilities)		421.9	143.3	133.6	(33.4)
Total assets less current liabilities		2,935.9	4,889.2	3,371.9	4,398.4
Creditors: amounts falling due after one year					
Loans	18	(1,013.8)	(1,267.1)	(771.2)	(1,044.8)
Other creditors	19	(54.3)	(28.0)	(939.4)	(1,474.1)
		(1,068.1)	(1,295.1)	(1,710.6)	(2,518.9)
Provisions for liabilities and changes	20	(133.9)	(136.3)	(7.0)	(6.9)
Net assets		1,733.9	3,457.8	1,654.3	1,872.6
Capital and reserves					
Called up share capital	21	751.4	794.5	751.4	794.5
Share premium account	22	778.8	735.5	778.8	735.5
Revaluation reserve	22	(15.9)	23.2	–	1.5
Other reserves	22	(20.6)	665.9	–	–
Profit and loss account	22	169.1	1,156.4	124.1	341.1
Equity stockholders' funds		1,569.6	3,225.8	1,561.1	1,722.9
Non-equity stockholders' funds	22	93.2	149.7	93.2	149.7
Stockholders' funds		1,662.8	3,375.5	1,654.3	1,872.6
Equity minority interests	23	71.1	82.3	–	–
		1,733.9	3,457.8	1,654.3	1,872.6

The accounts were approved by the Board of directors and signed on its behalf on 15 March 2001 by:
Lord Sterling
Sir Bruce MacPhail

Group cash flow statement

for the year ended 31 December 2000

	Note	2000 £m	2000 £m	1999 £m	1999 £m
Net cash inflow from operating activities	29(a)		702.7		640.8
Dividends from joint ventures and associates			5.6		41.0
Returns on investments and servicing of finance					
Interest received		58.4		45.5	
Interest paid		(146.7)		(156.5)	
Finance lease interest paid		(5.8)		(5.0)	
Dividends paid to minority interests		(6.3)		(4.0)	
Dividends paid to non-equity stockholders		(5.7)		(5.7)	
Net cash outflow from returns on investments and servicing of finance			(106.1)		(125.7)
Taxation			(67.5)		(84.4)
Capital expenditure and financial investment					
Purchase of ships		(487.2)		(179.6)	
Purchase of properties		(94.2)		(87.8)	
Purchase of investments and other fixed assets		(149.6)		(166.6)	
Sale of ships		13.2		–	
Sale of properties		605.9		30.7	
Sale of investments and other fixed assets		30.4		14.8	
Net cash outflow for capital expenditure and financial investment			(81.5)		(388.5)
Acquisitions and disposals					
Purchase of subsidiaries	29(d)	(106.1)		(104.2)	
Purchase of joint ventures and associates		(92.0)		(145.9)	
Sale of subsidiaries	29(e)	(20.7)		560.8	
Sale of joint ventures and associates		118.7		8.6	
On demerger of Cruises	29(e)	(360.2)		–	
Net cash (outflow)/inflow for acquisitions and disposals			(460.3)		319.3
Equity dividends paid			(222.4)		(282.1)
Net cash (outflow)/inflow before management of liquid resources and financing			(229.5)		120.4
Management of liquid resources			0.3		9.9
Financing					
Issues of stock		13.7		12.6	
Short term borrowings		0.2		(0.1)	
Loan drawdowns		2,194.7		613.5	
Loan repayments		(1,990.7)		(669.5)	
Finance lease capital payments		(5.9)		(44.9)	
Net cash inflow/(outflow) from financing			212.0		(88.4)
(Decrease)/increase in cash in the year	29(b)		(17.2)		41.9

Group statement of total recognised gains and losses

for the year ended 31 December 2000

	2000 £m	1999 £m
Profit for the financial year attributable to stockholders	68.2	393.2
Surplus on valuation of properties	3.8	2.4
(Deficit)/surplus on valuation of properties held by joint ventures and associates	(0.8)	1.4
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	(24.4)	–
Taxation on valuation surpluses	–	(27.8)
Exchange movements on foreign currency net investments	139.9	34.3
Total recognised gains and losses for the financial year	186.7	403.5
Prior year adjustment (see note 1)	(82.0)	
Total gains and losses recognised since the last annual report	104.7	

Note of Group historical cost profits and losses

for the year ended 31 December 2000

	2000 £m	1999 £m
Profit on ordinary activities before taxation	172.1	516.6
Realisation of investment and property valuation movements of previous years	33.3	(13.3)
Historical cost profit on ordinary activities before taxation	205.4	503.3
Historical cost (loss)/profit for the year retained after taxation, minority interests and dividends	(1,852.7)	152.1

Reconciliations of movements in stockholders' funds

for the year ended 31 December 2000

	Group		Company	
	2000 £m	1999 £m	2000 £m	1999 £m
Total recognised gains and losses for the financial year	186.7	403.5	851.3	162.5
Dividends on share capital	(157.3)	(227.8)	(157.3)	(227.8)
Demerger dividend in specie	(1,807.3)	–	(926.0)	–
New stock issued	13.7	166.2	13.7	166.2
Goodwill on disposals and demerger	51.5	111.1	–	–
Net change in stockholders' funds	(1,712.7)	453.0	(218.3)	100.9
Stockholders' funds at the beginning of the year	3,375.5	2,922.5	1,872.6	1,771.7
Stockholders' funds at the end of the year	1,662.8	3,375.5	1,654.3	1,872.6

The stockholders' funds at the beginning of the year, as previously reported, were £3,457.5m (1999 £2,987.7m) in the Group and £1,879.1 m (1999 £1,777.4m) in the Company before deducting the prior year adjustment of £82.0m (1999 £65.2m) in the Group and £6.5m (1999 £5.7m) in the Company.

The Group demerger dividend in specie represents the net assets of the cruise business at the date of demerger and the Company demerger dividend in specie represents the Company's interest in P&O Cruises Ltd at that date.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to these accounts.

Basis of preparation of accounts

The accounts are prepared on the historical cost basis modified by the inclusion of the majority of properties at their latest valuations.

The accounts are prepared in accordance with applicable United Kingdom accounting standards, including Financial Reporting Standards 15 and 16 and Urgent Issue Task Force abstract 24, the effects of which are set out in note 1 to the accounts.

The accounts have been prepared under balance sheet format 1, rather than balance sheet format 2, for the first time following the sale of the UK investment property portfolio.

Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries and incorporate the Group's interest in its joint ventures and associates. Results of subsidiaries, joint ventures and associates acquired or sold during the year are included from or to the effective dates of acquisition or sale.

The Company is exempt from presenting its own profit and loss account in accordance with section 230 of the Companies Act 1985.

Goodwill arising on consolidation

Goodwill arising on business acquisitions represents the residual cost after attributing fair value to all identifiable net assets acquired. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortisation. Goodwill arising on the Group's acquisition of its joint ventures and associates less accumulated amortisation is included in the carrying amount for the joint ventures and associates. Amortisation is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 20 years. Goodwill at 31 December 1997 previously eliminated against reserves has not been reinstated. The profit or loss on the disposal of a previously acquired business includes the attributable goodwill.

Properties

Investment properties and properties occupied by Group companies are included in fixed assets at their latest valuations plus subsequent additions at cost, and surpluses and deficits on valuation are included in the revaluation reserve. A substantial proportion by value, including the largest properties, is valued annually by the Group chief surveyor and triennially by external valuers. The remaining low value properties are valued triennially, a third each year, by the Group chief surveyor. Profits and losses on sale of these properties are calculated by reference to their net carrying amounts.

Depreciation or amortisation is not provided in respect of freehold or long leasehold investment properties. This treatment may be a departure from the Companies Act 1985 concerning the depreciation of fixed assets in respect of certain of these properties. However, such properties are not held for consumption but for investment and the directors consider systematic annual depreciation would be inappropriate and that this policy is necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

In the case of freehold buildings and leasehold properties occupied by Group companies, annual depreciation is provided on a straight line basis. Freehold properties are written off over 50 years and leasehold properties are written off over the remainder of the lease period. No depreciation is provided on freehold land.

Provision for any impairment in value of properties held as fixed assets is made in the profit and loss account.

Development properties are not revalued during development and are included in current assets at the lower of cost and net realisable value. For properties previously held for investment which the directors have decided are to be developed and which are reclassified as development properties, cost is considered to be the latest valuation prior to their reclassification. This treatment may be a departure from the Companies Act 1985. The directors consider that compliance with this requirement would fail to give a true and fair view of historic revaluation surpluses, which remain unrealised by the Group until disposal. Interest and other outgoings less income receivable are charged to the profit and loss account during development, except in respect of certain overseas properties where the development period is extensive when such amounts are included in cost. Development properties retained by the Group are transferred to investment properties at the lower of cost and net realisable value. Dealing properties are stated at the lower of cost and net realisable value.

In certain subsidiaries realised capital profits on the sale of properties are not ordinarily available for distribution and accordingly these capital profits are transferred to other reserves. These capital profits can be distributed by the passing of a special resolution of the subsidiary.

Ships and other fixed assets
These assets are stated at cost less accumulated depreciation.

Assets acquired under finance leases are stated at cost less accumulated depreciation, the future capital payments being included in loans.

Depreciation is calculated to write off the cost of these assets to estimated residual value, on a straight line basis over the expected useful life of the asset concerned; generally for cruise ships this is 30 years and for other ships between 10 and 25 years, over periods of up to 40 years for port installations and cold storage facilities, and for other assets, including computer hardware and software, various periods of up to 16 years.

Provision for any impairment in value of ships and other fixed assets is made in the profit and loss account.

Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the asset concerned.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value.

Long term contracts are valued at cost less amounts recognised as cost of sales, less foreseeable losses and payments on account not matched with turnover. Cost includes appropriate overheads. Any excess of turnover over payments on account is included in debtors.

Liquid resources
Liquid resources comprise term deposits and certificates of deposit of less than one year, and government securities.

Turnover
Turnover comprises sales to third parties (excluding VAT and similar sales taxes) and includes rent receivable from properties.

Operating leases
Rentals under operating leases are charged to the profit and loss account on a straight line basis.

Pension schemes
Contributions in respect of defined contribution pension schemes are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension schemes are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees.

Deferred taxation
Deferred taxation is provided on items dealt with for taxation purposes in periods different from those for accounting purposes, to the extent that the reduction or increase in the tax charge cannot be expected with reasonable probability to continue for the foreseeable future.

Derivatives and other financial instruments
Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the interest expense over the period of the contracts.

Non interest bearing amounts due after one year are discounted at a rate approximating to current interest rates. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Foreign currencies
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling are translated into sterling at average rates of exchange except for material exceptional items which are translated at the rate ruling on the date of transaction. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling and any related loans are taken to reserves together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

Notes to the accounts

1 New accounting standards

The Group has adopted Financial Reporting Standard 15 (Tangible fixed assets), Financial Reporting Standard 16 (Current tax) and UITF abstract 24 (Accounting for start-up costs) for the first time in preparing these accounts.

Through the application of FRS 15, certain cold storage facilities, previously included within properties, have been restated at historic cost less depreciation and transferred to other fixed assets and under UITF abstract 24, prior year start-up costs previously capitalised in ships, other fixed assets and debtors within Cruises and Logistics have been charged to the profit and loss account. This has resulted in an adjustment to prior year reserves and a restatement of comparative figures. The reduction in reserves is £30.4m (31 December 1999 £82.0m). The effect on the results for the year ended 31 December 2000 is to decrease operating profit by £8.2m (31 December 1999 £8.8m).

Also under FRS 15, from 1 January 2000 amortisation is being charged on all freehold buildings and leasehold properties occupied by Group companies to write off the cost of these properties to their estimated residual value on a straight line basis over the expected remaining useful life of the property concerned. The additional amortisation charge for the year to 31 December 2000 in respect of these properties is £6.7m. Prior year figures have not been restated in respect of property amortisation.

FRS 16 has had no material effect on the Group results for the year ended 31 December 2000.

2 Analysis of results and net operating assets

Turnover	Group	Joint ventures	Total
By division:	2000	2000	2000
Continuing operations	£m	£m	£m
Ports	531.6	49.4	581.0
Logistics	1,096.8	–	1,096.8
Ferries	433.4	240.0	673.4
P&O Nedlloyd	–	1,498.4	1,498.4
Bulk shipping	103.5	13.8	117.3
Property	397.7	28.9	426.6
	2,563.0	1,830.5	4,393.5
Discontinued operations			
Cruises	1,381.2	–	1,381.2
	3,944.2	1,830.5	5,774.7

	Group	Joint ventures	Total
By division:	1999	1999	1999
Continuing operations	£m	£m	£m
Ports	368.2	39.4	407.6
Logistics	1,019.3	–	1,019.3
Ferries	433.2	257.4	690.6
P&O Nedlloyd	–	1,130.8	1,130.8
Bulk shipping	–	48.3	48.3
Property	546.0	35.3	581.3
	2,366.7	1,511.2	3,877.9
Discontinued operations			
Cruises	1,305.3	–	1,305.3
Bovis and Earls Court Olympia	2,206.1	0.4	2,206.5
Australian services	258.5	–	258.5
	6,136.6	1,511.6	7,648.2

2 Analysis of results and net operating assets (continued)

Turnover (continued)	Group 2000 £m	Joint ventures 2000 £m	Total 2000 £m
By geographical area of origin:			
Continuing operations			
UK and the Republic of Ireland	942.3	270.0	1,212.3
Continental Europe	740.6	442.4	1,183.0
USA and Canada	391.1	104.3	495.4
Australia and Pacific	285.4	150.0	435.4
Far East	83.1	704.6	787.7
Other areas	120.5	159.2	279.7
	2,563.0	1,830.5	4,393.5
Discontinued operations			
UK and the Republic of Ireland	250.1	–	250.1
Continental Europe	72.8	–	72.8
USA and Canada	1,035.1	–	1,035.1
Australia and Pacific	22.4	–	22.4
Far East	0.8	–	0.8
	3,944.2	1,830.5	5,774.7

	Group 1999 £m	Joint ventures 1999 £m	Total 1999 £m
By geographical area of origin:			
Continuing operations			
UK and the Republic of Ireland	1,046.8	312.7	1,359.5
Continental Europe	660.6	355.2	1,015.8
USA and Canada	304.4	133.6	438.0
Australia and Pacific	234.1	134.0	368.1
Far East	50.7	550.2	600.9
Other areas	70.1	25.5	95.6
	2,366.7	1,511.2	3,877.9
Discontinued operations			
UK and the Republic of Ireland	1,023.5	–	1,023.5
Continental Europe	86.2	0.4	86.6
USA and Canada	2,287.2	–	2,287.2
Australia and Pacific	333.6	–	333.6
Far East	36.7	–	36.7
Other areas	2.7	–	2.7
	6,136.6	1,511.6	7,648.2

Turnover by destination is not materially different from turnover by origin.

2 Analysis of results and net operating assets (continued)

Operating profit	Group	Joint ventures	Associates	Total
By division:	2000	2000	2000	2000
Continuing operations	£m	£m	£m	£m
Ports	80.2	14.5	7.8	102.5
Logistics	24.8	–	–	24.8
Ferries	(4.5)	24.6	–	20.1
P&O Nedlloyd	(2.5)	68.7	–	66.2
Bulk shipping	18.3	(0.5)	–	17.8
Property	128.3	3.1	2.5	133.9
	244.6	110.4	10.3	365.3
Discontinued operations				
Cruises	237.5	–	0.3	237.8
	482.1	110.4	10.6	603.1
By division:	1999	1999	1999	1999
Continuing operations	£m	£m	£m	£m
Ports	55.8	10.4	6.9	73.1
Logistics	22.1	–	0.2	22.3
Ferries	19.6	40.4	–	60.0
P&O Nedlloyd	(1.1)	2.1	–	1.0
Bulk shipping	(11.2)	(9.0)	–	(20.2)
Property	175.9	7.6	7.1	190.6
	261.1	51.5	14.2	326.8
Discontinued operations				
Cruises	242.2	–	–	242.2
Bovis and Earls Court Olympia	34.0	–	–	34.0
Australian services	6.2	–	–	6.2
	543.5	51.5	14.2	609.2

2 Analysis of results and net operating assets (continued)

Operating profit (continued)	Group	Joint ventures	Associates	Total
By geographical area of origin:	2000	2000	2000	2000
Continuing operations	£m	£m	£m	£m
UK and the Republic of Ireland	42.3	23.7	2.1	68.1
Continental Europe	14.7	25.2	(0.4)	39.5
USA and Canada	92.7	4.6	4.0	101.3
Australia and Pacific	32.9	10.3	(0.5)	42.7
Far East	31.9	40.0	5.0	76.9
Other areas	30.1	6.6	0.1	36.8
	244.6	110.4	10.3	365.3
Discontinued operations				
UK and the Republic of Ireland	45.4	–	–	45.4
Continental Europe	7.8	–	–	7.8
USA and Canada	188.0	–	–	188.0
Australia and Pacific	(3.8)	–	–	(3.8)
Far East	0.1	–	0.3	0.4
	482.1	110.4	10.6	603.1
By geographical area of origin:	1999	1999	1999	1999
Continuing operations	£m	£m	£m	£m
UK and the Republic of Ireland	123.5	35.3	2.6	161.4
Continental Europe	10.9	12.5	2.5	25.9
USA and Canada	72.4	4.3	0.6	77.3
Australia and Pacific	26.0	2.5	–	28.5
Far East	14.9	1.6	8.4	24.9
Other areas	13.4	(4.7)	0.1	8.8
	261.1	51.5	14.2	326.8
Discontinued operations				
UK and the Republic of Ireland	68.3	–	–	68.3
Continental Europe	4.6	–	–	4.6
USA and Canada	201.7	–	–	201.7
Australia and Pacific	7.7	–	–	7.7
Far East	0.3	–	–	0.3
Other areas	(0.2)	–	–	(0.2)
	543.5	51.5	14.2	609.2

The effect of acquisitions in 2000 is not material.

Certain small services companies, previously included within Logistics, are now included within Property.

2 Analysis of results and net operating assets (continued)

(Loss)/profit on sale of properties held as fixed assets	Group	Joint ventures	Total	Total
By division	2000	2000	2000	1999
Continuing operations	£m	£m	£m	£m
Logistics	0.4	–	0.4	(0.3)
Property	(17.5)	–	(17.5)	5.4
	(17.1)	–	(17.1)	5.1
Loss on sale of investments, ships and other fixed assets				
By division				
Continuing operations				
Ports	0.4	0.2	0.6	–
Logistics	3.6	–	3.6	–
Ferries	(8.4)	–	(8.4)	(7.0)
	(4.4)	0.2	(4.2)	(7.0)
Discontinued operations				
Cruises	(0.5)	–	(0.5)	(2.9)
	(0.5)	–	(0.5)	(2.9)
(Loss)/profit on sale and termination of businesses				
By division				
Continuing operations				
Logistics	–	–	–	(1.0)
Ferries	–	–	–	(6.5)
Bulk shipping	(53.5)	–	(53.5)	–
Property	(31.6)	–	(31.6)	(57.9)
	(85.1)	–	(85.1)	(65.4)
Discontinued operations				
Cruises	(208.0)	0.2	(207.8)	–
Australian services	–	–	–	44.5
Bovis and Earls Court Olympia	–	–	–	76.4
	(208.0)	0.2	(207.8)	120.9

In 2000, the costs of demerging the cruise business were £208.0m, including £119.7m relating to the early redemption of £225m of 11.5 per cent sterling bonds which have been refinanced at lower interest rates.

In 2000, profits and losses on sale of properties held as fixed assets included £26.8m of restructuring and closure costs following the sale of the major part of the UK investment property portfolio.

In 1999, profits and losses on sale of fixed assets and businesses included a loss of £13.5m in respect of the Group's share of these items arising within joint ventures and associates.

2 Analysis of results and net operating assets (continued)

Net operating assets

By division:	2000	1999
Continuing operations	£m	£m
Ports	857.7	672.2
Logistics	346.3	270.7
Ferries	432.8	416.6
P&O Nedlloyd	760.8	694.5
Bulk shipping	216.8	159.1
Property	888.0	1,567.1
	3,502.4	3,780.2
Discontinued operations		
Cruises	–	1,882.8
	3,502.4	5,663.0

By geographical area of origin:	2000	1999
Continuing operations	£m	£m
UK and the Republic of Ireland	813.4	1,352.8
Continental Europe	618.2	568.4
USA and Canada	708.2	656.3
Australia and Pacific	405.6	379.3
Far East	740.6	722.2
Other areas	216.4	101.2
	3,502.4	3,780.2
Discontinued operations		
UK and the Republic of Ireland	–	378.4
Continental Europe	–	118.7
USA and Canada	–	1,379.3
Australia and Pacific	–	5.7
Far East	–	0.7
Other areas	–	–
	3,502.4	5,663.0

	2000	1999
The net operating assets are reconciled to stockholders' funds as follows:	£m	£m
Net operating assets	3,502.4	5,663.0
Interest bearing investments	12.1	12.9
Group share of joint venture and associate loans	(518.8)	(551.5)
Group share of joint venture and associate other non operating net assets	29.5	33.4
Net borrowings	(1,025.4)	(1,335.9)
Corporation tax and deferred tax	(202.6)	(230.0)
Dividends payable	(63.3)	(134.1)
Minority interests	(71.1)	(82.3)
	1,662.8	3,375.5

3 Net operating costs

	Continuing operations 2000 £m	Discontinued operations 2000 £m	Total 2000 £m	Continuing operations 1999 £m	Discontinued operations 1999 £m	Total 1999 £m
Cost of sales	(2,035.1)	(977.1)	(3,012.2)	(1,855.0)	(3,303.8)	(5,158.8)
Distribution costs	(7.4)	–	(7.4)	(7.3)	–	(7.3)
Administrative expenses	(294.4)	(168.3)	(462.7)	(259.4)	(184.7)	(444.1)
Other operating income	18.5	1.7	20.2	16.1	1.0	17.1
	(2,318.4)	(1,143.7)	(3,462.1)	(2,105.6)	(3,487.5)	(5,593.1)

Net operating costs include:	2000 £m	1999 £m
Depreciation and amortisation	(201.1)	(175.3)
Audit fee	(2.1)	(2.5)
Hire of ships	(95.5)	(77.6)
Hire of plant and machinery	(36.9)	(39.9)

Of £15.3m (1999 £7.2m) charged for non audit services provided by the Company's auditors and their associates, £11.0m (1999 £4.4m) was for services in the UK and £4.3m (1999 £2.8m) was for services overseas. Included within the non audit services is £9.1m in respect of the demerger of the cruise business (of which £nil is overseas), £1.0m in respect of acquisitions and disposals (£0.2m overseas), £4.9m in respect of tax advice (£3.8m overseas) and £0.3m in respect of tax compliance (overseas £0.3m). The audit fee of the Company was £0.3m (1999 £0.4m).

4 Net interest and similar items

Interest payable on:	2000 £m	1999 £m
bank loans and overdrafts	(74.1)	(56.2)
other loans	(62.2)	(85.1)
finance leases	(5.8)	(5.0)
	(142.1)	(146.3)
Interest capitalised	15.0	9.6
Interest receivable and similar items	27.9	26.5
	(99.2)	(110.2)
Joint ventures	(14.9)	(31.1)
Associates	(2.2)	(2.0)
	(116.3)	(143.3)

Interest capitalised in the year comprises £14.4m (1999 £9.0m) in respect of ships and other fixed assets and £0.6m (1999 £0.6m) in respect of overseas development properties. At the year end the aggregate interest capitalised was £3.5m (1999 £79.2m) on ships and other fixed assets and £15.7m (1999 £19.2m) on overseas development properties in the Group and £nil (1999 £21.2m) on ships and other fixed assets in the Company.

5 Taxation

The taxation charge is as follows:	2000	2000	1999	1999
UK corporation tax	£m	£m	£m	£m
Current tax on income for the period at 30% (1999 30.25%)	(54.6)		(4.6)	
Adjustments in respect of prior periods	11.7		48.8	
	(42.9)		44.2	
Double taxation relief	50.7		11.1	
		7.8		55.3
Deferred		(7.8)		(17.4)
Irrecoverable ACT		(8.7)		(63.1)
		(8.7)		(25.2)
Overseas tax				
Current tax on income for the period	(58.8)		(77.9)	
Adjustments in respect of prior periods	1.5		5.2	
	(57.3)		(72.7)	
Deferred	(12.0)		(4.8)	
		(69.3)		(77.5)
Joint ventures		(8.8)		(3.7)
Associates		(1.2)		(3.1)
		(88.0)		(109.5)

Included in the taxation charge is a charge of £8.5m (1999 £24.1m charge) in respect of profits and losses on sale of fixed assets and businesses.

6 Dividends on equity and non-equity share capital

	2000	1999
Dividends paid, declared, proposed and accrued are as follows:	£m	£m
Equity share capital		
Deferred stock		
Interim declared at 13.5p (1999 13.5p)	(91.7)	(89.8)
Final proposed at 9.0p (1999 19.5p)	(61.8)	(130.4)
	(153.5)	(220.2)
Deferred stock outstanding at the end of the year	681.5	668.1
Dividend per £1 nominal of deferred stock	22.5p	33.0p
Non-equity share capital	£m	£m
Preferred stock	(0.1)	(0.1)
6.75% convertible stock	–	(3.8)
5.5% concessionary stock	(3.7)	(3.7)
	(3.8)	(7.6)
	(157.3)	(227.8)

7 Profit for the financial year attributable to stockholders

The profit for the financial year of the Company attributable to stockholders, being the profit on ordinary activities after taxation, was £811.8m (1999 £141.7m).

8 Earnings per £1 nominal of deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the financial year attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

	2000 £m	1999 £m
Profit for the year attributable to stockholders	68.2	393.2
Less: dividends on non-equity share capital	(3.8)	(7.6)
Full earnings	64.4	385.6
Savings in non-equity dividends	–	3.8
Savings in post tax interest	–	0.5
Diluted earnings	64.4	389.9
Earnings per £1 nominal of deferred stock	9.6p	58.6p
Diluted earnings per £1 nominal of deferred stock	9.5p	58.0p

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	2000 £m	1999 £m
Weighted average per basic calculation	673.0	657.5
Adjustment to reflect dilutive deferred stock under option	1.3	3.4
Adjustment to reflect dilutive convertible stock and bonds	4.7	11.3
	679.0	672.2

9 Goodwill

	£m
Cost at 1 January 2000	108.5
Exchange movements	2.3
Additions	188.7
Disposals	(45.6)
On demerger of Cruises	(73.4)
Cost at 31 December 2000	180.5
Amortisation at 1 January 2000	(3.4)
Exchange movements	(0.2)
Amortisation charge for the year	(8.0)
Disposals	1.8
On demerger of Cruises	0.6
Amortisation at 31 December 2000	(9.2)
At 31 December 2000	171.3
At 31 December 1999	105.1

10 Ships

Group	Owned £m	Leased £m	Total £m
Cost at 1 January 2000 (restated: see note 1)	2,562.9	208.4	2,771.3
Exchange movements	207.3	3.2	210.5
On acquisition of subsidiary	247.3	28.2	275.5
Additions	506.4	37.4	543.8
Disposals	(61.9)	(6.8)	(68.7)
On demerger of Cruises	(2,873.5)	(45.6)	(2,919.1)
On formation of associate	(267.1)	(30.5)	(297.6)
Cost at 31 December 2000	321.4	194.3	515.7
Depreciation at 1 January 2000 (restated: see note 1)	(574.0)	(144.2)	(718.2)
Exchange movements	(25.9)	(1.7)	(27.6)
Depreciation charge for year	(99.4)	(8.5)	(107.9)
Disposals	49.9	5.9	55.8
On demerger of Cruises	425.9	37.6	463.5
On formation of associate	14.6	1.6	16.2
Depreciation at 31 December 2000	(208.9)	(109.3)	(318.2)
At 31 December 2000	112.5	85.0	197.5
At 31 December 1999	1,988.9	64.2	2,053.1

Company	Owned £m	Leased £m	Total £m
Cost at 1 January 2000 (restated: see note 1)	414.7	44.2	458.9
Exchange movements	6.1	–	6.1
Additions	274.4	–	274.4
On demerger of Cruises	(695.2)	(13.5)	(708.7)
Cost at 31 December 2000	–	30.7	30.7
Depreciation at 1 January 2000 (restated: see note 1)	(53.5)	(16.4)	(69.9)
Exchange movements	(0.3)	–	(0.3)
Depreciation charge for year	(10.8)	(1.5)	(12.3)
On demerger of Cruises	64.6	11.2	75.8
Depreciation at 31 December 2000	–	(6.7)	(6.7)
At 31 December 2000	–	24.0	24.0
At 31 December 1999	361.2	27.8	389.0

Ships under construction included in the above totalled £27.8m (1999 £253.0m) for the Group and £nil (1999 £57.5m) for the Company.

11 Properties

Group	Freehold £m	Leasehold £m	Total £m
Cost or valuation at 1 January 2000 (restated: see note 1)	744.2	330.2	1,074.4
Exchange movements	4.8	(7.3)	(2.5)
On acquisition of subsidiaries	6.8	57.2	64.0
Additions	42.2	53.7	95.9
Reclassification to development properties	(5.8)	(36.0)	(41.8)
Disposals	(453.3)	(116.2)	(569.5)
On demerger of Cruises	(86.8)	–	(86.8)
On disposal of subsidiaries	–	(1.6)	(1.6)
Net surplus on valuation (note (a))	0.7	2.9	3.6
Cost or valuation at 31 December 2000	252.8	282.9	535.7
Amortisation at 1 January 2000 (restated: see note 1)	–	(22.5)	(22.5)
Exchange movements	–	0.4	0.4
On acquisition of subsidiaries	(0.2)	(22.9)	(23.1)
Amortisation charge for year	(3.3)	(7.5)	(10.8)
Disposals	–	2.5	2.5
Write back of prior year amortisation on valuation (note (a))	–	0.3	0.3
On demerger of Cruises	1.6	–	1.6
On disposal of subsidiaries	–	0.3	0.3
Amortisation at 31 December 2000	(1.9)	(49.4)	(51.3)
At 31 December 2000	250.9	233.5	484.4
At 31 December 1999	744.2	307.7	1,051.9

An analysis of the foregoing at 31 December 2000 is as follows:

	At valuation 2000 £m	1999 £m	1998 £m	At cost £m	Amortisation £m	Total £m
Freehold	164.3	44.0	4.9	39.6	(1.9)	250.9
Leasehold: 50 years and over	28.6	3.4	3.8	7.8	(0.5)	43.1
under 50 years	81.4	4.5	7.4	146.0	(48.9)	190.4
	274.3	51.9	16.1	193.4	(51.3)	484.4

Company	Freehold £m	Leasehold £m	Total £m
Cost or valuation at 1 January 2000	12.8	–	12.8
Additions	59.6	9.9	69.5
Disposals	(72.1)	(9.9)	(82.0)
Cost or valuation at 31 December 2000	0.3	–	0.3
Cost of valuation at 31 December 1999	12.8	–	12.8

(a) The valuations of properties at 31 December 2000 were carried out by the Group chief surveyor, R A Knight FRICS. They were made on the basis of open market value for investment properties and on the basis of existing use value for those properties occupied by Group companies. Both bases of valuation are in accordance with the RICS Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors, or local equivalent.

(b) Properties comprise investment properties of £134.6m (1999 £672.3m) and properties occupied by Group companies of £349.8m (1999 £379.6m). Properties under construction are £1.5m (1999 £2.2m).

(c) The historical cost of properties is £536.5m (1999 £1,036.4m) and the accumulated amortisation is £51.6m (1999 £28.6m) in the Group and £0.3m (1999 £11.3m) and £nil (1999 £nil) in the Company.

12 Other fixed assets

Group	Port installations £m	Plant and machinery £m	Cold stores £m	Fixtures, fittings and motor vehicles £m	Leased plant and machinery £m	Total £m
Cost at 1 January 2000 (restated: see note 1)	104.4	561.8	80.2	244.8	23.2	1,014.4
Exchange movements	(6.4)	(12.2)	9.2	7.5	(0.7)	(2.6)
On acquisition of subsidiaries	–	76.3	–	13.8	3.9	94.0
Additions	6.3	83.0	20.3	39.6	0.6	149.8
Disposals	(0.4)	(59.5)	–	(24.1)	(0.2)	(84.2)
On demerger of Cruises	(1.2)	(0.3)	–	(130.8)	–	(132.3)
On disposal of subsidiaries	–	(0.7)	–	(1.3)	–	(2.0)
Cost at 31 December 2000	102.7	648.4	109.7	149.5	26.8	1,037.1
Depreciation at 1 January 2000 (restated: see note 1)	(25.1)	(258.8)	(11.8)	(121.0)	(18.2)	(434.9)
Exchange movements	1.0	4.6	1.5	(2.7)	1.0	5.4
On acquisition of subsidiaries	–	(40.0)	–	(8.5)	(1.7)	(50.2)
Depreciation charge for year	(2.7)	(40.1)	(2.9)	(27.4)	(1.3)	(74.4)
Disposals	0.3	38.7	–	12.3	0.2	51.5
On demerger of Cruises	0.8	0.2	–	62.3	–	63.3
On disposal of subsidiaries	–	0.2	–	0.7	–	0.9
Depreciation at 31 December 2000	(25.7)	(295.2)	(13.2)	(84.3)	(20.0)	(438.4)
At 31 December 2000	77.0	353.2	96.5	65.2	6.8	598.7
At 31 December 1999	79.3	303.0	68.4	123.8	5.0	579.5

Company	Plant and machinery £m	Fixtures, fittings and motor vehicles £m	Total £m
Cost at 1 January 2000	8.7	20.9	29.6
Additions	0.4	0.5	0.9
On demerger of Cruises	(0.6)	(20.0)	(20.6)
Cost at 31 December 2000	8.5	1.4	9.9
Depreciation at 1 January 2000	(4.6)	(9.1)	(13.7)
Depreciation charge for year	(0.9)	(2.0)	(2.9)
On demerger of Cruises	0.4	9.8	10.2
Depreciation at 31 December 2000	(5.1)	(1.3)	(6.4)
At 31 December 2000	3.4	0.1	3.5
At 31 December 1999	4.1	11.8	15.9

13 Investment in subsidiaries

	Shares at cost £m	Loans £m	Provisions against shares £m	Provisions against loans £m	Total £m
At 1 January 2000	1,646.2	1,784.4	(102.6)	(144.5)	3,183.5
Exchange movements	84.4	23.8	(0.5)	0.6	108.3
Additions/increases	1,577.1	217.4	(105.7)	(47.6)	1,641.2
Disposals/decreases	(1,161.5)	(380.7)	–	6.1	(1,536.1)
On demerger of Cruises	(928.0)	–	2.0	–	(926.0)
Transfer on sell down to an associate	(64.2)	–	–	–	(64.2)
At 31 December 2000	1,154.0	1,644.9	(206.8)	(185.4)	2,406.7

The principal subsidiaries are shown on pages 91 and 92.

14 Other investments

Group	*Investment in joint ventures* £m	*Investment in associates* £m	*Joint venture and associate loans* £m	Other investments £m	Total £m
At 1 January 2000	680.9	56.8	196.4	22.2	956.3
Exchange movements	22.4	0.8	2.2	0.2	25.6
Additions	30.1	14.9	61.7	1.6	108.3
Transfer on sell down to an associate	–	73.2	–	–	73.2
Transfer on acquisitions as subsidiaries	2.3	(1.7)	(44.4)	2.5	(41.3)
Share of retained profits for year	43.1	3.7	–	–	46.8
On demerger of Cruises	–	(2.6)	–	(4.9)	(7.5)
Disposals/repayments	(12.8)	(8.1)	(70.9)	(3.3)	(95.1)
On disposal of subsidiaries	–	–	–	(3.4)	(3.4)
Surplus on valuation	(0.8)	–	–	–	(0.8)
At 31 December 2000	765.2	137.0	145.0	14.9	1,062.1

Company	Investment in joint ventures £m	Investment in associates £m	Joint venture loans £m	Other investments £m	Total £m
At 1 January 2000	680.4	–	150.0	0.2	830.6
Exchange movements	–	–	1.4	–	1.4
Additions	11.0	–	19.0	0.1	30.1
Transfer on sell down to an associate	–	64.2	–	–	64.2
Transfer on acquisition as subsidiary	–	–	(44.4)	–	(44.4)
Disposals/repayments	(11.0)	–	(66.9)	(0.2)	(78.1)
At 31 December 2000	680.4	64.2	59.1	0.1	803.8

(a) The net book value of shares in joint ventures, associates and other investments in the Group is stated after deducting provisions totalling £10.5m (1999 £10.7m).

(b) The Group's loans to joint ventures totalled £85.1m (1999 £150.6m) and to associates totalled £59.9m (1999 £45.8m).

14 Other investments (continued)

(c) The Group's investment in joint ventures totalled £850.3m (1999 £831.5m). This is made up of fixed assets of £1,151.9m (1999 £1,280.7m), current assets of £494.1m (1999 £500.4m), liabilities due in less than one year of £485.8m (1999 £502.4m) and liabilities due after more than one year of £309.9m (1999 £447.2m).

(d) During the year the Group's trading with joint ventures and associated undertakings included £49.4m received from P&O Nedlloyd, £11.4m paid to P&O Stena Line and £8.6m paid to other associates and joint ventures under normal trading terms. The Group's operating profit also includes £5.1m in respect of management and guarantee fees from joint ventures and associates during the year, in addition to the Group's share of joint venture and associates' results. Joint venture and associate interest includes £35.2m receivable from P&O Stena Line and £1.2m from Associated Bulk Carriers. A further £0.7m was paid to the Group's other joint ventures and associates.

(e) The Group's share of the pre-tax results of joint ventures and associates is £104.3m (1999 £19.1m).

(f) Other investments include listed investments of £0.1m (1999 £0.3m) and for the Company £nil (1999 £0.1m).

(g) P&O Nedlloyd has contributed £45.8m to the Group's share of profit before tax and £3.6m to the taxation charge resulting in a total contribution of £42.2m to the retained profit for the year. The Group's investment in P&O Nedlloyd consists of £739.3m of fixed assets, current assets of £368.2m, liabilities due in less than one year of £347.2m and liabilities due after one year of £259.4m.

(h) The principal joint ventures and associates are shown on pages 91 and 92. Joint ventures and associates are stated at the Group's share of underlying net assets, and include the Group's share of the valuation of property. The issued share and loan capital of the principal joint ventures and associates at 31 December 2000 was as follows:

Joint ventures	Number in issue	Nominal value of each class of share capital and issued debt	Percentage held
Partrederiet International Offshore Services ANS	–	Partnership	50
Maxxiom Ltd	20,000,000	£1 'A' ordinary shares	–
	20,000,000	£1 'B' ordinary shares	100
P&O Nedlloyd Container Line Ltd	800,000	US$1 'A' ordinary shares	–
	800,000	US$1 'B' ordinary shares	100
P&O Stena Line (Holdings) Ltd	5,625,000	£1 'A' shares (voting)	100
	2,812,500	£1 'A' shares (non-voting)	100
	5,625,000	£1 'B' shares (voting)	–
PT Kuala Pelabuhan Indonesia	1,000	US$25,000 ordinary shares	50
PT Terminal Petikemas Surabaya	255,768,115	IR 1 ordinary shares	49
Port Newark Container Terminal LLC	–	Limited partnership	50
Qingdao Qianwan Container Terminal	–	Equity partnership	49
Vector Investments Ltd	100,000	£1 ordinary shares	50
	4,750,000	£1 preference shares	100
Associates			
Associated Bulk Carriers plc	29,500,000	US$1 ordinary shares	50
	50,000	£1 non-participating deferred shares (25% paid)	50
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	2,000,000	Limited partnership	47.5
Shekou Container Terminals Ltd	–	Equity partnership	25
Tilbury Container Services Ltd	51	£1 'P' shares	100
	50	£1 'T' shares	–
	49	£1 'A' shares	–

15 Development and dealing properties

Development properties, particularly those in the USA which amounted to £289.7m (1999 £276.3m), have a programme of development extending over a number of years.

16 Stocks

	Group		Company	
	2000	1999	2000	1999
	£m	£m	£m	£m
Raw materials and consumables	24.1	48.6	–	3.2
Work in progress	22.5	22.7	–	–
Goods for resale	8.0	24.7	–	1.0
Building land	7.2	12.0	–	–
	61.8	108.0	–	4.2

17 Debtors

	2000 Falling due		1999 Falling due	
	within 1 year	after 1 year	within 1 year	after 1 year
Group	£m	£m	£m	£m
Trade debtors	403.9	0.5	457.5	4.6
Amounts owed by associates	0.3	–	2.4	–
Overseas taxation	0.7	–	6.2	–
Other debtors (restated: see note 1)	278.2	26.6	196.0	82.6
Prepayments and accrued income	96.2	4.9	169.9	15.3
	779.3	32.0	832.0	102.5
	811.3		934.5	

	2000 Falling due		1999 Falling due	
	within 1 year	after 1 year	within 1 year	after 1 year
Company	£m	£m	£m	£m
Trade debtors	6.7	–	14.9	–
Group relief receivable	18.1	–	96.5	–
Other debtors	254.2	22.7	104.4	20.0
Prepayments and accrued income	12.6	–	68.7	2.5
	291.6	22.7	284.5	22.5
	314.3		307.0	

18 Loans

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Convertible				
6% US dollar convertible bonds 2004 (unsecured)	–	11.8	–	11.8
	–	11.8	–	11.8
Non-convertible				
11.5% bonds 2014 (unsecured)	–	223.8	–	223.8
US dollar notes 2008 – 2016 (unsecured)	12.6	202.8	12.6	202.8
7.3% US dollar bonds 2007 (unsecured)	10.1	184.6	10.1	184.6
7.875% US dollar bonds 2027 (unsecured)	5.3	122.2	5.3	122.2
Term loans: secured	19.2	276.1	–	77.6
unsecured	974.3	368.2	733.6	230.7
Finance leases	67.8	29.5	9.3	10.2
Mortgage debenture stocks	1.4	1.4	1.4	1.4
Unsecured loan stock	3.3	3.3	–	–
	1,094.0	1,411.9	772.3	1,053.3
	1,094.0	1,423.7	772.3	1,065.1

Secured loans and other secured creditors are secured on ships, properties and other assets of the Group.
Group loans are denominated in the following currencies:

	Sterling £m	US dollars £m	Australian dollars £m	Euro £m	Other £m	Total £m
At 31 December 2000	343.0	504.0	125.4	65.8	55.8	1,094.0
At 31 December 1999	404.1	801.7	56.8	103.8	57.3	1,423.7

An analysis of the maturity and interest rates of Group fixed rate loans is as follows:

The fixed rate bands below include the effect of interest rate swaps with net principal value totalling £488.6m (1999 £138.6m).

Repayable Interest rate Fixed	Within one year £m	Between one and two years £m	Between two and five years £m	Between five and ten years £m	Over ten years £m	2000 Total £m	1999 Total £m
6% or less	3.1	1.4	2.0	(3.1)	1.2	4.6	17.7
Over 6% to 8%	40.3	(11.3)	174.5	198.0	14.8	416.3	586.4
Over 8% to 10%	5.6	1.1	110.1	3.5	–	120.3	142.3
Over 10%	14.9	4.0	19.2	1.1	–	39.2	251.5
At 31 December 2000	63.9	(4.8)	305.8	199.5	16.0	580.4	
At 31 December 1999	41.1	67.5	131.6	271.0	486.7		997.9
An analysis of the maturity of total Group loans is as follows:							
At 31 December 2000	80.2	26.0	902.0	48.9	36.9	1,094.0	
At 31 December 1999	156.6	55.1	283.0	414.1	514.9		1,423.7

In the Company, all the term loans and finance leases totalling £742.9m (1999 £318.5m), are at variable rates of interest. In 1999, £77.6m of these loans incurred fixed rate interest of between 6 and 10 per cent. £1.1m (1999 £20.3m) is repayable in 2001, £1.2m (1999 £20.5m) in 2002, £738.5m (1999 £148.6m) between 2003 and 2005 and £2.1m (1999 £129.1m) between 2006 and 2010. The US dollar bonds 2007 – 2027, of which £10.1m is repayable in 2007, incur fixed rate interest of between 6 and 10 per cent. The Company has £31.5m of loans repayable after more than five years (1999 £863.9m).

18 Loans (continued)

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors, accruals and non-equity stockholders funds at 31 December 2000 were as follows:

	2000 £m	1999 £m
In one year or less, or on demand	101.9	179.3
In more than one year, but not more than two years	26.0	55.1
In more than two years, but not more than five years	902.0	283.0
In more than five years	85.8	929.0
	1,115.7	1,446.4

The Group has many borrowings facilities available to it. The undrawn committed facilities available at 31 December 2000 in respect of which all conditions precedent had been met at that date were as follows:

	2000 £m	1999 £m
Expiring in one year or less	31.6	141.4
Expiring in more than one year, but not more than two years	12.9	17.1
Expiring in more than two years	666.7	567.3
	711.2	725.8

19 Other creditors

	2000 Falling due		1999 Falling due	
Group	within 1 year £m	after 1 year £m	within 1 year £m	after 1 year £m
Bank overdrafts	21.7	–	22.7	–
Payments received on account	3.3	–	11.6	–
Trade creditors	230.2	0.4	277.0	4.3
Amounts owed to associates	0.2	42.7	2.1	9.4
UK taxation	79.8	–	115.0	5.8
Overseas taxation	91.5	0.9	92.9	0.6
Social security and other taxation	25.5	0.6	30.1	0.4
Other creditors: secured	0.2	0.2	0.4	–
unsecured	125.0	0.1	93.5	0.1
Accruals and deferred income	187.7	9.4	448.4	7.4
Dividends payable	63.3	–	134.1	–
	828.4	54.3	1,227.8	28.0
	882.7		1,255.8	

	2000 Falling due		1999 Falling due	
Company	within 1 year £m	after 1 year £m	within 1 year £m	after 1 year £m
Bank overdrafts	36.2	–	33.2	–
Trade creditors	0.3	–	1.9	–
Amounts owed to subsidiaries	–	939.4	–	1,473.9
Social security and other taxation	3.4	–	1.7	–
Other unsecured creditors	44.0	–	34.4	–
Accruals and deferred income	39.5	–	125.2	0.2
Dividends payable	63.3	–	134.1	–
	186.7	939.4	330.5	1,474.1
	1,126.1		1,804.6	

20 Provisions for liabilities and charges

Group	Holiday pay and pensions £m	Insurance £m	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2000	57.8	7.1	21.9	49.5	136.3
Exchange movements	(0.2)	–	(0.4)	4.0	3.4
On acquisition of subsidiaries	19.9	–	(7.0)	0.5	13.4
Transfers from profit and loss account	16.6	–	27.8	0.2	44.6
Transfers to profit and loss account	–	–	(8.0)	(9.3)	(17.3)
Applied during the year	(21.9)	(2.8)	(3.7)	(18.6)	(47.0)
On disposal of subsidiaries	–	–	0.5	–	0.5
At 31 December 2000	72.2	4.3	31.1	26.3	133.9

Other provisions in the Group include £6.2m (1999 £6.2m) relating to warranties on the sale of subsidiaries and £1.3m (1999 £3.0m) relating to provisions established on acquisition of subsidiaries. Of provisions made on the acquisition of subsidiaries £1.9m (1999 £0.7m) has been applied in the year.

Deferred taxation comprises:	2000 £m	1999 £m
Accelerated capital allowances	21.6	18.7
Leased plant	0.1	0.3
Other	9.4	2.9
	31.1	21.9
Accelerated capital allowances not provided	–	–
	31.1	21.9

Distributable reserves of overseas subsidiaries, joint ventures and associates of £710m (1999 £977m) would be subject to tax if paid as dividends. Deferred tax is provided when it is expected a material liability will arise in the foreseeable future.

Company	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2000	0.1	6.8	6.9
Transfers from profit and loss account	2.4	–	2.4
Transfers to profit and loss account	(1.7)	–	(1.7)
Applied during the year	–	(0.6)	(0.6)
At 31 December 2000	0.8	6.2	7.0

Deferred taxation comprises:	2000 £m	1999 £m
Accelerated capital allowances	0.5	2.6
Other	0.3	(2.5)
	0.8	0.1

21 Share capital

The authorised share capital is £806.5m (1999 £863.0m) being the allotted capital together with £55.1m (1999 £68.5m) of unclassified stock. The nominal value of each class of stock unit is £1.

The allotted, called up and fully paid share capital is as follows:	2000 £m	1999 £m
Equity share capital		
Deferred stock	681.5	668.1
Non-equity share capital		
Preferred stock	3.3	3.3
6.75% convertible stock	–	56.5
5.5% concessionary stock	66.6	66.6
	69.9	126.4
	751.4	794.5

The movements in equity share capital in the year were as follows:

	Deferred stock £
At 1 January 2000	668,097,938
Exercise of options and conversion rights	13,035,147
Acquisition of Fairway Terminal Corporation, Inc	269,153
Compensation for released options under the SAYE scheme	113,520
At 31 December 2000	681,515,758

The movements during the year in rights of subscription for, or rights of conversion into, deferred stock were as follows:

	At 1 January 2000 £	Granted or issued £	Lapsed or redeemed £	Exercised or converted £	At 31 December 2000 £
Executive stock option schemes	10,618,605	26,055,602	(10,620,883)	(1,264,149)	24,789,175
Save as you earn stock option scheme	3,325,379	–	(2,074,159)	(1,251,220)	–
6.75% convertible stock	9,599,374	944,775†	(25,683)	(10,518,466)	–
6% US dollar convertible bonds	1,719,214	–	(1,717,902)	(1,312)	–
	25,262,572	27,000,377	(14,438,627)	(13,035,147)	24,789,175

†The 6.75 per cent convertible stock was convertible at the stockholders' option during the month following the despatch of the annual accounts in any of the years 2000 to 2006 inclusive at an adjusted rate of 1.019646 units of deferred stock for every six units of convertible stock held. However, the rights attached to this stock were temporarily amended and varied during the period 12 April 2000 and ending on and including 11 May 2000 so that any conversion would take place on the basis of £1.120000 nominal of deferred stock for every £6 nominal of 6.75 per cent convertible redeemable preferred stock held.

The executive stock options are generally exercisable not later than October 2010 at prices between 134p and 397p per £1 nominal of deferred stock.

The rights attached to each class of non-equity share capital at 31 December 2000 are summarised below:

Holders of preferred stock, which ranks before all other stock, receive a fixed cumulative dividend of 3.5 per cent per annum (net of tax credit). On a liquidation they are entitled to receive, subject to the rights of preferential creditors, a return of capital together with all unpaid dividend arrears and accruals and a premium based upon the average price of the stock in the six months preceding the liquidation. Holders are entitled to one vote for each unit of stock held, both on a show of hands and on a poll.

Holders of the 5.5 per cent concessionary stock, which ranks after the preferred stock, receive a fixed non-cumulative dividend of 5.5 per cent per annum (net of tax credit). Should the directors terminate the concessionary fare scheme, this dividend will be replaced by an annual fixed cumulative dividend equal to or exceeding 5.5 per cent (net of tax credit) so that the market price of the stock at the date of termination is at least 100p per £1 nominal of stock. In such circumstances the stock will be redeemed with a 20p premium within six months of the date of termination. On a liquidation they are entitled to receive, subject to the rights of preferential creditors, all unpaid dividends and the amount paid up on their stock. Holders are entitled to one vote on a show of hands and on a poll to one vote for every £4 nominal of stock held.

22 Reserves

Group	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At 1 January 2000	735.5	41.3	665.9	1,220.3	2,663.0
Prior year adjustment	–	(18.1)	–	(63.9)	(82.0)
	735.5	23.2	665.9	1,156.4	2,581.0
Exchange movements	–	1.6	–	138.3	139.9
On demerger of Cruises	–	(10.4)	10.4	10.4	10.4
Issues of stock	56.8	–	–	–	56.8
Amortisation of debt issue costs	(13.5)	–	–	13.5	–
Unrealised surplus on valuation of properties	–	3.8	–	–	3.8
Unrealised deficit on valuation of properties held by associates and joint ventures	–	(0.8)	–	–	(0.8)
Valuation movements on sale and transfer of properties and subsidiaries	–	(33.3)	–	33.3	–
Realisation of merger reserve on disposals	–	–	(369.6)	369.6	–
Goodwill on disposals included in profit for the year	–	–	41.1	–	41.1
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	–	–	(24.4)	–	(24.4)
Retained loss for the financial year	–	–	–	(1,896.4)	(1,896.4)
Non-distributable capital profit for the year	–	–	41.0	(41.0)	–
Distributions out of capital profit	–	–	(385.0)	385.0	–
At 31 December 2000	778.8	(15.9)	(20.6)	169.1	911.4

Company	Share premium account £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 January 2000	735.5	1.5	347.6	1,084.6
Prior year adjustment	–	–	(6.5)	(6.5)
	735.5	1.5	341.1	1,078.1
Exchange movements	–	–	39.5	39.5
Issues of stock	56.8	–	–	56.8
Amortisation of debt issue costs	(13.5)	–	13.5	–
Valuation movements on sale of properties	–	(1.5)	1.5	–
Retained loss for the financial year	–	–	(271.5)	(271.5)
At 31 December 2000	778.8	–	124.1	902.9

At the year end cumulative goodwill deducted from other reserves was £499.1m (1999 £550.6m).

Exchange movements in the Group profit and loss account reserve include a loss of £66.4m (1999 £23.2m loss) in respect of foreign currency net borrowings and a charge of £9.3m (1999 £19.1m charge) in respect of tax.

Non-equity stockholders' funds in the Group and Company comprise:	2000 £m	1999 £m
Preferred stock	3.3	3.3
6.75% convertible stock	–	56.5
5.5% concessionary stock	89.9	89.9
	93.2	149.7

Reserves in the Group and the Company include non-equity reserves of £23.3m (1999 £23.3m), which arose on the issue of the 5.5 per cent concessionary stock in 1987. The Company applied merger relief provisions in respect of this stock issue.

23 Equity minority interests

	Group £m
At 1 January 2000	82.3
Exchange movements	(7.1)
Proportion of profit on ordinary activities after taxation	15.9
On demerger of Cruises	(0.2)
Changes in composition and dividends	(19.8)
At 31 December 2000	71.1

24 Employees

The average number of people employed by the Group was:	2000	1999
UK full time	5,948	8,381
UK part time	205	229
Overseas full time	15,831	22,662
Overseas part time	4,528	15,181
Sea staff	15,341	16,221
	41,853	62,674

The aggregate payroll costs, excluding directors' emoluments, were:	2000 £m	1999 £m
Wages and salaries	617.6	879.7
Social security costs	42.3	54.4
Pension charge	32.4	41.4
	692.3	975.5

25 Pensions

The Group operates a number of pension schemes throughout the world. For eligible UK employees, the Group operates a defined benefit pension scheme (The P&O Pension Scheme) and makes contributions to the industry wide merchant navy pension schemes and various other schemes; each of these schemes has assets managed on behalf of the respective trustees by independent fund managers.

Outside the UK, the Group operates a number of small defined benefit schemes and defined contribution schemes and makes contributions to various industry schemes. These generally have assets held in separate trustee administered funds; where this is not the case, the unfunded liabilities are included in provisions. At 31 December 2000 these unfunded liabilities amounted to £17.2m (1999 £16.7m).

The pension charge for the year was:	2000 £m	1999 £m
The P&O Pension Scheme	10.1	14.9
Overseas schemes	16.4	19.8
Merchant navy pension schemes	4.4	5.6
Other UK pension schemes	1.5	1.1
	32.4	41.4

Formal actuarial valuations of The P&O Pension Scheme ("the Scheme") are carried out triennially, the latest valuation report being as at 1 April 1997 by Watson Wyatt Partners, consulting actuaries, using the projected unit method. A valuation was undertaken at 1 April 2000 and will be finalised before 31 March 2001. The principal assumptions adopted in the 1997 valuation were that, over the long term, the annual rate of return on investments would be 8.25 per cent, which is 2.75 percentage points higher than the annual increase in total pensionable remuneration, 4.75 percentage points higher than the annual increase in present and future pension payments and 3.75 percentage points higher than annual dividend growth. The charge for the year has been based on this valuation, after allowing for a further 0.5 percentage increase in annual dividend growth. The resultant small surplus, the majority of which was regular cost, was spread under the mortgage basis. The market value of the Scheme's assets at 1 April 1997 was £1,059m and the actuarial value of those assets represented 98 per cent of the value of the benefits accrued to members allowing for future increases in earnings.

25 Pensions (continued)

The merchant navy industry wide pension schemes are defined benefit schemes. The latest valuations are at 31 March 1999 in respect of both schemes. The officers' scheme's actuary advised that the market value of the scheme's assets for the old section of the scheme represents approximately 102 per cent of the value of the benefits accrued to members, and for the new section of the scheme 96 per cent of the value of the benefits accrued to members allowing for future increases in earnings. For the ratings' scheme its actuary presented a range of results that showed the market value of the assets was between 68 per cent and 82 per cent of the value of the benefits accrued to members allowing for future increases in earnings. The trustee of the ratings' scheme has agreed with participating employers and the RMT union a proposal to close the fund for future benefit accrual and replace it with a defined contribution scheme. Contributions are expected to be made to the ratings' scheme by participating employers over a six year period from May 2001 to bring the scheme to 100 per cent funding on the minimum funding requirement basis.

Overseas schemes are mainly industry schemes and contributions are assessed in accordance with the advice of independent actuaries.

26 Directors' emoluments

	2000	1999
	£000	£000
The aggregate emoluments of the directors of the company were:		
Fees	131	150
Salaries and benefits	3,668	3,925
Performance related bonuses	1,784	2,341
	5,583	6,416

The emoluments of the Chairman who is the highest paid director were £969,000 (1999 £1,005,000), including a performance related bonus of £297,405 (1999 £311,750).

Further details on directors' emoluments, long term incentives, pension entitlements and deferred stock under option held by the directors are shown in the report on directors' remuneration on pages 45 to 50 within the report of the directors.

27 Commitments

	Group		Company	
Capital	2000	1999	2000	1999
Contracted	£m	£m	£m	£m
Ships	226.1	2,166.0	–	188.0
Properties	47.1	39.2	–	–
Other	51.3	29.6	–	–
	324.5	2,234.8	–	188.0

Of the above capital commitments it is expected that the Group will pay £270.8m in 2001, £51.6m in 2002 and £2.1m in 2003. The Group's share of its joint ventures' capital commitments is £141.2m (1999 £30.5m).

Revenue

The commitment of the Group during the following year in respect of non-cancellable operating leases is as follows:

	Property		Other	
	2000	1999	2000	1999
Lease expiring:	£m	£m	£m	£m
Within one year	17.2	4.0	11.7	12.8
Between one and five years	13.2	11.9	78.6	67.9
Over five years	31.3	47.5	9.6	27.2
	61.7	63.4	99.9	107.9

28 Contingent liabilities

	Group		Company	
	2000	1999	2000	1999
	£m	£m	£m	£m
Loan guarantees on behalf of joint ventures and associates	419.3	323.7	410.1	313.1
Loan guarantees on behalf of subsidiaries	–	–	153.7	410.3
Other contingent liabilities	148.1	141.3	144.1	140.5
	567.4	465.0	707.9	863.9

Other contingent liabilities in the Group and the Company include £58.4m (1999 £87.7m) relating to bank loan guarantees on behalf of previous associates of the Group.

Other contingent liabilities in the Group and the Company include £13.7m (1999 £13.6m), being the Group's share of fines imposed by the European Union on P&O Nedlloyd for anti-competitive practices on the North Atlantic trade. Together with other members of the Trans Atlantic Conference Agreement, P&O Nedlloyd has appealed against the fines and, on the basis of legal advice, is confident the appeal will succeed and the fines will in any event be severely reduced or quashed. Accordingly no provision has been made in these accounts.

29 Notes to the Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities	2000	1999
	£m	£m
Group operating profit	482.1	543.5
Depreciation and amortisation	201.1	175.3
Decrease in development properties	125.1	77.9
(Increase)/decrease in stocks	(14.9)	8.8
Decrease/(increase) in debtors	12.7	(189.9)
(Decrease)/increase in creditors and provisions	(103.4)	25.2
Net cash inflow from operating activities	702.7	640.8

(b) Reconciliation of net cash flow to movement in net debt	2000	1999
	£m	£m
(Decrease)/increase in cash in the period	(17.2)	41.9
Cash (inflow)/outflow from changes in loans and lease financing	(198.1)	100.9
Cash inflow from changes in liquid resources	(0.3)	(9.9)
Cash (inflow)/outflow from changes in short term borrowings	(0.2)	0.1
Changes in net debt resulting from cash flows	(215.8)	133.0
Borrowings of subsidiaries acquired	(354.5)	(279.3)
Borrowings of subsidiaries sold	174.2	73.4
On demerger of Cruises	812.4	–
Inception of finance leases	(37.0)	(0.1)
Conversion of loan stock	–	153.6
Amortisation of bond issue costs	(2.4)	(1.3)
Exchange movements in net debt	(66.4)	(23.2)
Movement in net debt in the year	310.5	56.1
Net debt at the beginning of the year	(1,335.9)	(1,392.0)
Net debt at the end of the year	(1,025.4)	(1,335.9)

29 Notes to the Group cash flow statement (continued)

(c) Analysis of net debt

	At 1 January 2000 £m	Cash flow £m	Purchase of subsidiaries £m	Disposal of subsidiaries £m	Other non-cash movements £m	Exchange movements £m	At 31 December 2000 £m
Cash available on demand	110.0	(25.0)	–	–	–	5.0	90.0
Overdrafts	(22.7)	7.8	–	–	–	(6.8)	(21.7)
		(17.2)					
Loans due after one year	(1,245.2)	(309.2)	(299.0)	917.7	47.0	(67.9)	(956.6)
Loans due within one year	(149.0)	105.2	–	18.3	(49.4)	5.3	(69.6)
Finance leases due after one year	(21.9)	2.9	(54.2)	50.6	(32.4)	(2.2)	(57.2)
Finance leases due within one year	(7.6)	3.0	(1.3)	–	(4.6)	(0.1)	(10.6)
		(198.1)					
Liquid resources	0.5	(0.3)	–	–	–	0.1	0.3
Short term borrowings	–	(0.2)	–	–	–	0.2	–
Total	(1,335.9)	(215.8)	(354.5)	986.6	(39.4)	(66.4)	(1,025.4)

In these accounts net debt equates to net borrowings, which comprise loans, finance leases, short term borrowings and overdrafts less cash and short term investments.

Liquid resources comprise term deposits of less than one year (included within cash in the balance sheet) and certificates of deposit of less than one year and government securities (both included within short term investments in the balance sheet).

(d) Purchase of subsidiaries

	Associated Bulk Carriers 2000 £m	Other subsidiaries 2000 £m	Accounting policy alignment 2000 £m	Fair value adjustments 2000 £m	Fair value balance sheets 2000 £m	Fair value balance sheets 1999 £m
Net assets acquired						
Fixed assets	355.4	82.0	(34.1)	(40.6)	362.7	298.5
Development properties	–	–	–	–	–	42.1
Other net current assets	(1.9)	6.3	–	(0.6)	3.8	19.2
Loans	(338.0)	(9.5)	(7.0)	–	(354.5)	(279.3)
Cash and overdrafts	11.4	0.4	–	–	11.8	32.0
Corporate taxation	–	0.1	–	–	0.1	(1.5)
Provisions	–	(18.7)	5.3	–	(13.4)	(18.9)
Minority interests	–	12.0	–	–	12.0	(35.7)
	26.9	72.6	(35.8)	(41.2)	22.5	56.4
Goodwill					188.7	117.2
Fair value adjustments to existing interests in net assets on acquisition of subsidiary					24.4	–
					235.6	173.6
Satisfied by						
Cash					117.9	136.2
Deferred consideration					73.9	(1.0)
Investments already owned					43.8	38.4
					235.6	173.6

The accounting policy alignment and fair value adjustments principally relate to the acquisition of Associated Bulk Carriers.

29 Notes to the Group cash flow statement (continued)

Prior to becoming a subsidiary undertaking, Associated Bulk Carriers was accounted for as a joint venture. In accordance with Financial Reporting Standard 2 (Accounting for Subsidiary Undertakings), and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on each acquisition of shares in Associated Bulk Carriers, being the difference at the date of each purchase between the fair value of the consideration paid and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the Companies Act 1985, under which goodwill is calculated as the difference between cost and fair value on the date that Associated Bulk Carriers became a subsidiary undertaking.

Financial Reporting Standard 2 recognises that the Companies Act method would not give a true and fair view because it would result in the Group's share of Associated Bulk Carriers' retained losses, during the period that it was a joint venture, being recharacterised as goodwill. The approach adopted has resulted in a fair value adjustment to reserves of £24.4m. Had goodwill been calculated under the Companies Act method, an additional £75.5m of goodwill would have been capitalised.

The cash outflow of £106.1m (1999 £104.2m) on the purchase of subsidiaries comprises the cash consideration of £117.9m (1999 £136.2m) less net cash of £11.8m (1999 £32.0m) of the subsidiaries at the dates of acquisition. The deferred consideration of £73.9m represents £11.1m consideration provided for 2000 acquisitions to be paid in future years and £64.0m in respect of acquisitions relating to Cruises, to be settled by P&O Princess Cruises plc after the demerger, less £1.2m representing payments in 2000 relating to companies purchased in prior years. The investments already owned represent the reserves of and loans to joint ventures and associates now consolidated as subsidiaries of £43.8m (1999 £38.4m).

The subsidiaries acquired during the year included above had no material effect on the Group's cash flows.

(e) Sale of subsidiaries	Demerger of Cruises 2000 £m	Sale of other subsidiaries 2000 £m	Disposal balance sheets 2000 £m	Disposal balance sheets 1999 £m
Net assets sold				
Fixed assets	2,690.1	331.0	3,021.1	512.3
Other net current liabilities	(83.7)	18.8	(64.9)	(16.7)
Loans	(812.4)	(174.2)	(986.6)	(73.4)
Cash and overdrafts	58.0	33.4	91.4	47.5
Corporate taxation	(54.9)	1.4	(53.5)	(21.7)
Provisions	–	0.5	0.5	(13.9)
Minority interests	(0.2)	(2.0)	(2.2)	(0.2)
Less: investment in joint ventures and associates retained	–	(73.2)	(73.2)	–
	1,796.9	135.7	1,932.6	433.9
Goodwill realised on disposal and demerger	10.4	41.1	51.5	111.1
(Loss)/profit on sale (including demerger costs)	(208.0)	(88.4)	(296.4)	62.0
Dividend in specie on demerger	(1,807.3)	–	(1,807.3)	–
	(208.0)	88.4	(119.6)	607.0
Satisfied by				
Cash	(192.4)	12.7	(179.7)	608.3
Deferred cash consideration and accrued costs	(15.6)	75.7	60.1	(1.3)
	(208.0)	88.4	(119.6)	607.0

The net cash outflow on demerger of Cruises of £360.2m represents cash paid in respect of demerger costs of £192.4m, the post demerger settlement of balances of £109.8m plus cash balances on demerger of £58.0m.

The cash outflow of £20.7m (1999 £560.8m inflow) on the sale of subsidiaries comprises the cash consideration of £12.7m (1999 £608.3m) less net cash of £33.4m (1999 £47.5m) of the subsidiaries at the dates of disposal.

The deferred consideration and accrued costs of £60.1m represents £83.9m of consideration receivable in subsequent years in respect of subsidiaries sold in 2000 less accrued costs of £23.8m in respect of 2000 disposals and the demerger.

Goodwill realised on disposal and demerger comprises £51.5m (1999 £111.1m) in respect of subsidiaries.

The subsidiaries sold or demerged during the year contributed a £358.1m inflow (1999 £0.1m inflow) to the Group's net operating cash flows, paid £86.1m (1999 £1.4m) in respect of net returns on investments and servicing of finance, paid £4.3m (1999 £7.9m) in respect of taxation, utilised £472.0m (1999 £20.5m) for capital expenditure and paid £9.7m (1999 £3.3m) for acquisitions and disposals.

30 Financial instruments

This note contains disclosures as required under Financial Reporting Standard 13 (Derivatives and other financial instruments: disclosures). The Group's policies and procedures in relation to the role and management of financial instruments and financial risk are set out in the financial review on pages 40 to 42. For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable after more than one year, totalling £22.8m (1999 £83.9m), and all loans, bank overdrafts and short term borrowings, as permitted by Financial Reporting Standard 13.

The interest rate profile of the financial liabilities of the Group after taking into account the effect of interest rate swaps is set out in the tables below:

31 December 2000	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:					
Non-equity stockholders funds: irredeemable	93.2	–	93.2	5.43	n/a
Sterling	342.6	168.5	174.1	7.36	75
Sterling: irredeemable	4.7	–	4.7	6.29	n/a
US dollars	507.6	184.7	322.9	7.71	50
Australian dollars	125.4	66.2	59.2	6.68	37
Euro	77.5	74.0	3.5	6.28	16
Other	57.9	41.8	16.1	12.66	50
Total	1,208.9	535.2	673.7	7.32	56

31 December 1999	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:					
Non-equity stockholders funds	56.5	–	56.5	6.75	84
Non-equity stockholders funds: irredeemable	93.2	–	93.2	5.43	n/a
Sterling	407.7	155.5	252.2	11.37	162
Sterling: irredeemable	4.7	–	4.7	6.29	n/a
US dollars	802.6	97.0	705.6	7.46	131
Australian dollars	57.7	25.0	32.7	9.93	7
Euro	115.3	112.6	2.7	6.60	23
Other	58.4	58.4	–	–	–
Total	1,596.1	448.5	1,147.6	8.18	120

The Group borrows in a range of currencies at both fixed and variable rates of interest.

The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for sterling, US dollar and euro borrowings, and the BBSY rate for Australian dollar borrowings.

30 Financial instruments (continued)

The interest rate profile of the financial assets of the Group is set out in the tables below:

31 December 2000	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is received £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	59.3	37.1	20.0	2.2	11.00	93
US dollars	25.0	20.5	4.5	–	8.44	218
Australian dollars	3.3	2.1	0.1	1.1	5.00	12
Euro	19.4	16.1	0.8	2.5	6.00	24
Other	21.0	19.6	0.4	1.0	16.00	12
Total	128.0	95.4	25.8	6.8	10.46	111

31 December 1999	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	86.4	16.8	65.2	4.4	8.23	44
US dollars	64.9	29.7	15.6	19.6	8.77	68
Australian dollars	18.3	13.5	0.1	4.7	8.00	12
Euro	25.1	22.7	0.9	1.5	1.33	8
Other	21.9	20.8	0.4	0.7	16.00	12
Total	216.6	103.5	82.2	30.9	8.29	52

The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable LIBOR rate for sterling deposits or the applicable local equivalent rate. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets and businesses.

The financial assets on which no interest is received do not have any fixed periods to maturity.

30 Financial instruments (continued)

The following tables show the Group's currency exposures, being exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit concerned, excluding certain non-sterling borrowings treated as hedges of net investments in overseas operations.

The amounts shown take into account the effect of any currency swaps and forward contracts entered into to manage currency exposures.

	Net foreign currency monetary assets/(liabilities)					
31 December 2000		US	Australian			
Functional currency of	Sterling	dollars	dollars	Euro	Other	Total
Group operation:	£m	£m	£m	£m	£m	£m
Sterling	–	20.0	0.1	21.0	4.3	45.4
Euro	(0.8)	–	–	–	–	(0.8)
Other	–	13.4	–	(3.1)	–	10.3
	(0.8)	33.4	0.1	17.9	4.3	54.9

	Net foreign currency monetary assets/(liabilities)					
31 December 1999		US	Australian			
Functional currency of	Sterling	dollars	dollars	Euro	Other	Total
Group operation:	£m	£m	£m	£m	£m	£m
Sterling	–	2.7	1.8	27.2	7.8	39.5
US dollars	(54.3)	–	1.2	(32.3)	(17.4)	(102.8)
Australian dollars	–	4.8	–	–	0.1	4.9
Euro	9.5	0.2	–	–	2.3	12.0
Other	–	(0.5)	–	–	–	(0.5)
	(44.8)	7.2	3.0	(5.1)	(7.2)	(46.9)

A comparison by category of book value and fair value of the Group's financial assets and liabilities is as follows:

	2000		1999	
	Book value	Fair value	Book value	Fair value
Primary financial instruments held or issued to finance the Group's operations:	£m	£m	£m	£m
Loans	(1,094.0)	(1,094.0)	(1,423.7)	(1,510.9)
Other investments and deferred consideration	37.7	37.7	106.1	106.1
Cash	90.3	90.3	110.5	110.5
Bank overdrafts	(21.7)	(21.7)	(22.7)	(22.7)
Non-equity stockholders' funds	(93.2)	(84.8)	(149.7)	(193.5)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	–	(24.4)	–	(12.6)
Currency swaps	–	–	–	3.7
Forward foreign currency contracts	–	(0.3)	–	2.0
Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions:				
Forward foreign currency contracts	–	(23.4)	–	(92.8)
	(1,080.9)	(1,120.6)	(1,379.5)	(1,610.2)

The fair value of convertible bonds, non-convertible bonds and dollar notes included in loans above is based on quoted market price, or if these are not available on the quoted market price of comparable debt. Other loans include term loans and finance leases. These are largely at variable interest rates and therefore the book value normally equates to the fair value.

The fair value of other investments is based on the year end quoted price for listed investments and the estimated recoverable amount for unlisted investments.

The fair value of deferred consideration is based on the estimated recoverable amount.

30 Financial instruments (continued)

The fair value of cash, bank overdrafts and short term borrowings approximates to the book value due to the short term maturity of the instruments.

The fair value of non-equity stockholders' funds, which relate to the preferred stock, convertible stock and concessionary stock, are based on the quoted market price.

The fair value of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on forward currency contracts, cross currency swaps and interest rate swaps are as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
At 31 December 1998	23.5	(59.5)	(36.0)
Gains/(losses) arising before 1 January 1999 that were recognised during the year ended 31 December 1999	(1.0)	5.9	4.9
Gains/(losses) arising before 1 January 1999 that were not recognised during the year ended 31 December 1999	22.5	(53.6)	(31.1)
Gains/(losses) arising in the year to 31 December 1999 that were not recognised during the year ended 31 December 1999	(0.5)	(68.1)	(68.6)
At 31 December 1999	22.0	(121.7)	(99.7)
Gains/(losses) arising before 1 January 2000 that were recognised during the year ended 31 December 2000	(8.7)	14.7	6.0
Gains/(losses) arising before 1 January 2000 that were not recognised during the year ended 31 December 2000	13.3	(107.0)	(93.7)
Gains/(losses) arising in the year to 31 December 2000 that were not recognised during the year ended 31 December 2000	25.9	19.7	45.6
At 31 December 2000	39.2	(87.3)	(48.1)
Of which:			
Gains/(losses) expected to be recognised in less than one year	1.7	(27.3)	(25.6)
Gains/(losses) expected to be recognised after more than one year	37.5	(60.0)	(22.5)
	39.2	(87.3)	(48.1)

Of the above unrecognised net gains/(losses) at 31 December 2000, £23.4m (1999: £92.8m) is a result of forward contracts taken out to fix the contracted capital expenditure and operating lease commitments on ships into their functional currency as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
Net gains/(losses) at 31 December 2000	39.2	(87.3)	(48.1)
Less: (Gains)/losses on contracted foreign currency capital expenditure and operating lease commitments	(21.2)	44.6	23.4
Gains/(losses) on other hedges	18.0	(42.7)	(24.7)

The underlying commitments, after taking these contracts into account, are reflected within note 27.

31 Related party transactions

Prior to the demerger of P&O Princess Cruises in October 2000 there were a number of related party transactions between P&O and P&O Princess, which eliminated on consolidation. Between the date of the demerger and 31 December 2000, P&O has paid P&O Princess Cruises amounts totalling £109.8m in settlement of outstanding balances between the parties. Included within other creditors at 31 December 2000 are balances totalling £2.8m due to P&O Princess Cruises. No other material transactions have taken place between P&O and P&O Princess Cruises since the demerger.

P&O has granted to P&O Princess Cruises International Ltd a licence to use the P&O name, motif and flag logo. These arrangements are perpetual, royalty free, worldwide and are exclusive in so far as they relate to cruising.

Upon the demerger becoming effective, P&O agreed with P&O Princess Cruises:

(i) arrangements for the provision of certain administrative services and facilities by P&O to P&O Princess Cruises;

(ii) cross indemnities whereby each indemnifies the other, with certain limitations, against certain actual and contingent liabilities associated with the respective businesses owned by each of them.

(iii) to continue back to back arrangements with respect to certain forward currency exchange contracts, foreign currency swaps and interest rate swaps.

Related party transactions with joint ventures and associates are disclosed in note 14.

Principal subsidiaries, joint ventures and associates

at 31 December 2000

	Country of incorporation	Percentage of equity share capital owned	Business description
Ports			
Century Group Pty Ltd	Papua New Guinea	100%	Port and maritime services
P&O Australia Ports Pty Ltd	Australia	100%	Holding company
P&O Maritime Services Pty Ltd	Australia	100%	Offshore services, ships agency and chartering
P&O Polar Australia Pty Ltd	Australia	100%	Antarctic research and resupply services
P&O Ports Ltd	Australia	100%	Container terminals, stevedoring and international port management
P&O Ports (Europe) Ltd	England	100%*	Holding company
P&O Ports North America Inc	USA	100%	Stevedoring and passenger terminal services
Nhava Sheva International Container Terminal Ltd	India	95%	Container terminal operations
Container Terminals Australia Ltd	Australia	90.4%	Container terminal operations
Asian Terminals Inc	The Philippines	63.8%	Container terminal operations
Terminales Rio de la Plata SA	Argentina	53.1%	Container terminal operations
Southampton Container Terminals Ltd	England	51%	Container terminal operations
Partrederiet International Offshore Services ANS	Norway	50%	Offshore maritime services
Port Newark Container Terminal LLC	USA	50%	Container terminal operations
PT Kuala Pelabuhan Indonesia	Indonesia	50%	Port and logistic services
PT Terminal Petikemas Surabaya	Indonesia	49%	Container terminal operations
Qingdao Qianwan Container Terminal	PR China	49%	Container terminal operations
Tilbury Container Services Ltd	England	34%	Container terminal operations
Shekou Container Terminals Ltd	PR China	25%	Container terminal operations
Logistics			
Pacific Cold Storage Inc	USA	100%	Cold storage
P&O Cold Logistics Argentina SA	Argentina	100%	Freezer, handling and cold storage of consumables
P&O Cold Logistics Ltd	Australia	100%	Freezing, handling and cold storage of consumables
P&O Ferrymasters Ltd	Northern Ireland	100%	International unit loads
P&O Trans European (Holdings) Ltd	England	100%*	Holding company
P&O Trans European Ltd	England	100%	Contract logistics services
P&O Trans European GmbH	Germany	100%	Contract logistics services
Ferries			
Larne Harbour Ltd	Northern Ireland	100%*	Harbour operator
P&O European Ferries (Irish Sea) Ltd	England	100%	Ferry services
P&O European Ferries (Portsmouth) Ltd	England	100%	Ferry services
P&O North Sea Ferries BV	Holland	100%	Ferry services
P&O North Sea Ferries Ltd	England	100%*	Ferry services
P&O Scottish Ferries Ltd	Scotland	100%*	Ferry services
Three Quays International Ltd	England	100%*	Marine consultancy and project management services
P&O Stena Line (Holdings) Ltd	England	60%*	Ferry services

	Country of incorporation	Percentage of equity share capital owned	Business description
P&O Nedlloyd			
P&O Nedlloyd Container Line Ltd	England	50%*	Holding company
P&O Nedlloyd BV	Holland	50%	International through transport
P&O Nedlloyd Ltd	England	50%	International through transport
Roadways Container Logistics Ltd	England	50%	Container haulage and inland container terminals
Bulk Shipping			
Associated Bulk Carriers plc	England	50%*	Transport of bulk commodities
Property			
P&O Developments Ltd	England	100%	Property development
P&O Properties Inc	USA	100%	Holding company
TCD North Inc	USA	100%	Property development
Technology Park/Atlanta Inc	USA	94.4%	Property development
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	Germany	47.5%	Property development
Vector Investments Ltd	England	50%	Arena development and ownership
Boston Wharf Company	USA	100%	Property development
P&O Property Holdings Ltd	England	100%*	Property investment
P&O Properties Ltd	England	100%	Property management
P&O Properties Boston Inc	USA	100%	Property development
Maxxiom Ltd	England	50%*	Hire and sale of contractors' equipment

* owned directly by the Company

Notice of meeting

Notice is hereby given that the Annual General Meeting of The Peninsular and Oriental Steam Navigation Company will be held at The Churchill Auditorium, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (Main Entrance) on 18 May 2001 at 11.00 am for the following purposes:

Ordinary business

To receive and adopt the accounts of the Company for the year ended 31 December 2000 and the reports of the directors and auditors thereon. — Resolution 1

To declare the dividend recommended by the directors. — Resolution 2

To re-elect the following directors:

Sir Bruce MacPhail #§ — Resolution 3
61; Appointed to the Board on 5 October 1983; Managing Director since 1985; Non-executive director of Chelsfield Plc.

Douglas Anderson — Resolution 4
55; Appointed to the Board on 1 January 2001; Managing Director of P&O Ports since 1999; joined P&O Australia Ltd in 1966; appointed a director of P&O Australia Ltd in 1979, its Finance Director in 1985, its Assistant Managing Director in 1990 and its Deputy Managing Director in 1998.

Joanne Curin § — Resolution 5
42; Appointed to the Board on 23 October 2000; Finance Director; joined P&O Australia Ltd in 1998 as Finance Director with finance responsibility for P&O Ports and P&O Cold Logistics; previously a director of Carter Holt Harvey (1994-1998) and of Kelt Energy Plc (1991-1994) with finance, corporate development and investor relations responsibilities.

Michael Everard* — Resolution 6
52; Non-executive director since 1 January 2001; Chairman of F T Everard & Sons Ltd; President Designate of The Baltic & International Maritime Council; a member of the executive Board of Lloyd's Register of Shipping; Vice Chairman of the Council and Chairman of the Executive Committee of the Mission to Seafarers; Past President of the Chamber of Shipping.

Michael Gradon — Resolution 7
41; Appointed to the Board on 10 June 1998; Legal Director and Company Secretary; joined the Company in 1986; appointed Head of the Group Legal Department in 1991; appointed Group Legal Director in 1994 and Company Secretary in 1996.

Richard Hein — Resolution 8
65; Appointed to the Board on 1 January 1998; Chairman and Managing Director of P&O Australia Ltd and Chairman of P&O Ports and P&O Cold Logistics since 1998; joined P&O Australia Ltd in 1963; appointed a director of P&O Australia Ltd in 1970; Managing Director of P&O Australia Ltd in 1990; Non-executive director of HSBC Bank Australia Ltd, APS Chemicals Ltd and P&O Cruises Australia Ltd.

Charles Rice — Resolution 9
47; Appointed to the Board on 7 February 2001; Managing Director of P&O Trans European (Holdings) Ltd since 1996; joined Overseas Containers Ltd, now part of P&O Nedlloyd, in 1974; transferred to P&O's logistics and distribution division, now P&O Trans European in 1989; apponted Managing Director of P&O Trans European Germany in 1992.

* Member of the audit committee # Member of the nomination committee § Member of the risk management committee

The unexpired term of service of the non-executive director proposed for re-election is as follows:
Michael Everard: 31 December 2005, subject to twelve months notice by either party.
None of the executive directors proposed for re-election has a service contract of more than 12 months with the Company or any of its subsidiaries.

To re-appoint KPMG Audit Plc as auditors of the Company and to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company. — Resolution 10

To authorise the directors to determine the remuneration of KPMG Audit Plc. — Resolution 11

Special business

To consider and if thought fit to pass the following resolutions, of which resolutions 12 and 13 will be proposed as ordinary resolutions and resolution 14 will be proposed as a special resolution.

THAT Resolution 12

(1) the authorities conferred by resolution 7 passed at the Annual General Meeting of the Company held on 6 May 1988 be extended in accordance with the terms of that resolution so as to expire at the conclusion of the Annual General Meeting of the Company in 2002 or on 19 August 2002, whichever shall be the earlier; and

(2) for the purpose of those authorities as so extended, paragraph (2)(a) of that resolution shall apply with the substitution of £34,000,000 as the limit prescribed by that paragraph, but so that:

- (a) Stock issued before the passing of this resolution;
- (b) Stock falling to be issued in pursuance of any rights of subscription or conversion granted before the passing of this resolution;
- (c) Stock falling to be issued in pursuance of any offer or agreement made before the passing of this resolution; and
- (d) rights of subscription or conversion falling to be granted pursuant to any offer or agreement made before the passing of this resolution, and Stock falling to be issued pursuant to rights so granted,

shall not be taken into account in determining whether the limit prescribed in that paragraph (2)(a) has been reached or exceeded.

THAT Resolution 13

the capital of the Company be increased by the creation of £150,000,000 nominal of stock which shall, until issued, be unclassified stock.

THAT Resolution 14

the Company be and is hereby generally and unconditionally authorised to make market purchases of Deferred Stock in the Company provided that:

- (a) the maximum amount of Deferred Stock hereby authorised to be purchased is £34,000,000 nominal;
- (b) the minimum price that may be paid for any such Deferred Stock is one pound (£1) per £1 nominal of Deferred Stock (exclusive of expenses);
- (c) the maximum price that may be paid for any £1 nominal of Deferred Stock purchased pursuant to this authority is an amount equal to 105 per cent of the average of the middle market quotations for £1 nominal of Deferred Stock in the Company as derived from the Daily Official List of the London Stock Exchange for the ten business days immediately preceding the day on which the Deferred Stock is purchased (exclusive of expenses); and
- (d) the authority hereby granted shall expire at the conclusion of the Annual General Meeting of the Company in 2002, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of Deferred Stock may be made in pursuance of any such contract.

79 Pall Mall
London SW1Y 5EJ
12 April 2001

By order of the Board
R M Gradon
Secretary

Notes

1 Subject to note 2 below, preferred, deferred and concessionary stockholders are entitled to attend and vote at the meeting. Stockholders may appoint a proxy, who need not be a member of the Company, to attend and, in the event of a poll, to vote on their behalf. Signed forms of proxy must reach the Company's registrar not less than 48 hours before the meeting.

2 Stockholders holding their stock in uncertificated form should note that, in order to have the right to vote at the meeting their holding must be registered in the Company's register of members no later than 7 pm on Wednesday 16 May 2001.

3 On a poll every holder of deferred or preferred stock present in person or by proxy shall have one vote for each £1 nominal of stock of which he is the holder and every holder of concessionary stock present in person or by proxy shall have one vote for every £4 nominal of such stock of which he is the holder.

4 Copies of directors' service contracts will be available for inspection at the head office of the Company during normal business hours on each business day from the date of this notice until the close of the meeting, and at the place of the meeting for at least 15 minutes prior to and during the meeting.

Information on the resolutions to be proposed as special business appears as follows:

Resolutions 12, 13 and 14: the paragraphs under the heading "Share capital" on page 51.

Information for stockholders

Stockholder enquiries/change of address

For enquiries relating to holdings of stock of the Company such as the loss of a stock certificate, dividend payments, or to notify a change of address, please write to the Company's registrar: Computershare Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR. Telephone: 0870 702 0139.

Stockholder information on the Internet

The Company's registrar, Computershare Services PLC, has introduced a facility where holders of P&O stock are able to access details of their shareholding over the Internet subject to passing an identity check.

You can access this service on their website at: http://www.computershare.com.

Payment of dividends to mandated accounts

Stockholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate instruction form obtainable from the Company's registrar, as above. Tax vouchers are sent to the stockholder's registered address under this arrangement unless requested otherwise.

Amalgamation of your stockholding

If you have received more than one copy of this annual report, there may be more than one account in your name on the P&O register. If you would like to amalgamate your holdings, please write to the Company's registrar, as above, giving details of the accounts concerned and instructions on how they should be amalgamated.

Capital Gains Tax (CGT)

For CGT base cost apportionment purposes, the respective prices of P&O deferred stock and P&O Princess Cruises ordinary shares on the first day of trading after the demerger were 241.25p and 291.75p respectively.

Dividend Reinvestment Plan (DRIP)

A Dividend Reinvestment Plan (DRIP) is available that gives stockholders the opportunity to use their cash dividend to buy P&O deferred stock through a special low-cost dealing arrangement. The DRIP is run and administered by the Company's registrar, Computershare Services PLC, from whom copies of the DRIP brochure and application form are obtainable, as above.

Individual Savings Account (ISA)

The Company has made arrangements with Halifax Share Dealing Limited, to provide stockholders with a stocks and shares Individual Savings Account (ISA). All investments held in an ISA are free of both income and capital gains tax. A brochure on the P&O ISA, which enables investors of 18 years and over and resident in the UK for tax purposes to hold deferred stock of the Company in a tax efficient manner, may be obtained by writing to the Company Secretary's office, 79 Pall Mall, London SW1Y 5EJ.

Low cost share dealing service

A special low cost share dealing service is available through Hoare Govett Limited for private investors who wish to buy or sell holdings of P&O stock in a simple cost effective way. Details may be obtained by writing to the Company Secretary's office, as above.

Travel concessions for eligible stockholders

Eligible holders of 5.5 per cent concessionary stock are entitled under the formal P&O Concessionary Fare Scheme to travel at reduced fares on the ferry services operated by P&O European Ferries between Portsmouth and Cherbourg/Le Havre and between Cairnryan and Larne. Eligible holders of 5.5 per cent concessionary stock are also entitled to travel at reduced fares on a discretionary basis on the ferry service operated by P&O Stena Line between Dover and Calais.

In addition, the directors have decided that during 2001 eligible holders of deferred stock, preferred stock or 5.5 per cent concessionary stock may travel at reduced fares (which may be varied or withdrawn at any time) on the service between Portsmouth and Bilbao operated by P&O European Ferries, on the services between Hull and Zeebrugge and Rotterdam operated by P&O North Sea Ferries and (except in July and August) on the services to the Orkney and Shetland Islands operated by P&O Scottish Ferries.

Details of the P&O Concessionary Fare Scheme and the concessions available at the directors' discretion may be obtained by writing to the Company Secretary's office, as above.

Financial calendar and addresses

2001 Financial calendar

15 March	announcement of 2000 final results
28 March	ex-dividend date for 2000 final dividend
30 March	registration qualifying date for 2000 final dividend
18 May	Annual General Meeting
5 June	2000 final dividend payable
September	announcement of unaudited 2001 interim results and 2001 interim dividend

Head office

79 Pall Mall
London SW1Y 5EJ
Telephone (0207) 930 4343
Internet http://www.p-and-o.com

Auditors

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Registrar and transfer offices

Computershare Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
Telephone (0870) 702 0139
Internet http://www.computershare.com

Computershare Services PLC
7th Floor
Jupiter House
Triton Court
14 Finsbury Square
London EC2A 1BR

Australia

Overseas address
P&O Australia Ltd
160 Sussex Street
Sydney, NSW 2000

Registrar
BT Registries Pty Ltd
The Chifley Tower
2 Chifley Square
Sydney, NSW 2000

Japan

Sharehandling agent
The Toyo Trust & Banking Co Ltd
Corporate Agency Dept
5-3 Nihombashi
1-chome, Chuo-ku
Tokyo 103

USA

ADR depositary
Morgan Guaranty Trust Company of New York
PO Box 842006
Boston MA 02284-2006

Printed on HannoArt Silk, manufactured in a plant with advanced environmental protection standards, using a 100 per cent chlorine-free bleached pulp

Designed by Theo Hodges Business Design Consultants

Thanks to all P&O employees who helped with the production and organisation of the photography

Printed by Hyway Printing Group 64059

The Peninsular and Oriental Steam Navigation Company P&O

